05005034

GUS

Ref: PGC/ltop/adr211204

21 December 2004

GUS plc
GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 03 2005
WASH, D.C. 185 SECTION

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 10 November to 20 December together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
JAN 11 2005
THOMSON
FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
10 NOVEMBER to 20 DECEMBER 2004

COMPANIES HOUSE FILINGS		
11 November 2004	-	Form 288c in respect of director address
25 November 2004	-	Forms 88(2) re allotment of shares *
7 December 2004	-	Forms 88(2) re allotment of shares *
14 December 2004	-	Forms 88(2) re allotment of shares *

* copies of the continuation sheets attached to forms 88(2) re allotment of shares are not included with this letter but are available on request.

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
12 November 2004	-	Block Listing Interim Review
18 November 2004	-	Interim results
18 November 2004	-	Transaction in own shares
22 November 2004	-	Director's shareholding
22 November 2004	-	Transaction in own shares
25 November 2004	-	Block Listing Interim Review
26 November 2004	-	Burberry Group plc Circular
29 November 2004	-	Appointment of director
30 November 2004	-	Lodging of Interim Report and Circulars
7 December 2004	-	Block Listing Interim Review
13 December 2004	-	Transaction in own shares
14 December 2004	-	Transaction in own shares
15 December 2004	-	Transaction in own shares
20 December 2004	-	Transaction in own shares
20 December 2004	-	Holdings in Company

** copies available on request.

PAUL COOPER
21 DECEMBER 2004

Ref: chcorres.pgc.fnn1104

GUS

11 November 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ


SEC MAIL PROCESSING SECTION
RECEIVED
JAN 03 2005
WASH. D.C.
185

Dear Sir

Director details

I enclose a form 288c in connection with amended home address details received from Frank Newman.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF


Companies House

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 146575

Company Name in full GUS plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 11 Month 11 Year 2004

Name *Style / Title: *Honours etc:

Forename(s): FRANK NEIL

Surname: NEWMAN

† Date of Birth — Day 20 Month 04 Year 1942

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

TRUMP WORLD TOWER; 845 UNITED NATIONS PLAZA; PH 86A;

Post town: NEW YORK

County / Region: Postcode: NY 10017

Country: USA

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/11/04

(** director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

PAUL COOPER; GUS plc; THE WORKS; 5 UNION STREET;
MANCHESTER; M12 4JD
Tel 0870 836 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form April 2002

Ref: chcorres.pgc.roc88(2)s

GUS

25 November 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ


SEC MAIL PROCESSING
RECEIVED
JAN 03 2005
WASH, D.C. 185 SECTION

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,663	78	1,407
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	508p	523p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 2,103
Name Address PLEASE SEE ATTACHED LIST UK Postcode	Class of shares allotted Ordinary	Number allotted 5,045
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,148

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ Date 25 November 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

Attachment to form 88(2)

Title	Forename(s)	Surname	Address				Shares Allotted
MR	MALCOLM	BADGER	12 HUNSBURY GREEN	LADYBRIDGE DRIVE	NORTHAMPTON	NN4 9UL	330
MR	NORMAN JOHN	BRADSHAW	4 THIRD AVENUE	CARLTON	NOTTINGHAM	NG4 1PE	756
MRS	JENNIFER	BUCK	12 RAWLINGS CLOSE	DAVENTRY	NORTHANTS	NN11 4UL	78
MISS	SUSAN	IRELAND	4 HODDER ROAD	EVERTON	LIVERPOOL	L5 0PZ	201
MR	BARRY JOHN	SHAW	11 BEECH AVENUE	BEESTON RYLANDS	NOTTINGHAM	NG9 1QH	504
MISS	COLLEEN	SMITH	29 CHEVIOT WAY	BOURTREEHILL	IRVINE	KA11 1JU	504
MRS	LESLEY	SPILLANE	8 CHARTERHOUSE ROAD	HACKNEY	LONDON	E8 2RE	403
MS	V	SYLVESTER	48A FULHAM PARK GARDENS	LONDON		SW6 4JZ	504
MR	MALCOLM JAMES	WARNER	44 STAMFORD STREET	GLENFIELD	LEICESTERSHIRE	LE3 8DL	1,513
MR	PAUL JAMES	WILSON	20 HENSON CLOSE	ST JAMES PARK	RADCLIFFE-ON-TRENT	NG12 2JQ	252
Number of Accounts:		**10**					**5,045**

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
28	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	120		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Miss Linda McDowell	Class of shares Allotted	Number allotted
Address 323 Glenview Lawns, Tallaght, Dublin 24, Ireland	ORDINARY	120

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name ______ Address	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name ______ Address	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name ______ Address	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0



Signed ______ **Date** 25 November 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Pl:e give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD	
ESP/Int/3309	Tel 0161 277 4064
DX number	DX exchange

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,310		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Lesleigh Janice Lunnon Address 225 The Pastures Downley High Wycombe Buckinghamshire UK Postcode HP13 5RR	Class of shares allotted Ordinary	Number allotted 201
Name Mr Nigel Leonard Mayo Address Rose Cottage Nash Road Thornborough Buckinghamshire UK Postcode MK18 2DP	Class of shares allotted Ordinary	Number allotted 1,009
Name Miss Helen Josephine Seymour Address 74 Killisick Road Arnold Nottingham Nottinghamshire UK Postcode NG5 8RD	Class of shares allotted Ordinary	Number allotted 100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,310

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________ **Date** 25 November 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which sh s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,325		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	2,325
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,325

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 25 November 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House
Devonshire House, Manchester, M60 1XA
ESP-EXEC./JW/9555 Tel: 0161 273 8282
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	228		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.5025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Vidacos Nominees Limited A/C SSB1 Part ID 30XMH Address 25 Molesworth Street, Lewisham, London UK Postcode SE13 7EX	Ordinary	228
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 228

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 25 November 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House	
Devonshire House, Manchester, M60 1XA	
ESP-EXEC./JW/9596	Tel: 0161 273 8282
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full ~~The Great Universal Stores Plc~~ Gus plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	133		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name - Mr Sauro Amato Address - Via Constantino 17 Aprilia (LT) Italy	Class of shares Allotted	Number allotted
	ORDINARY	133

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 25 November 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3078 Tel 0161 277 4064

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,138	10,469	4,293
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£5.5400	£6.7550

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address: 20 Moorgate, London	Ordinary	16,900
UK Postcode: EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 25 November 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House	
Devonshire House, Manchester, M60 1XA	
ESP-EXEC./JW/9603	Tel: 0161 273 8282
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which sh s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	16	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,954		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.0920		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 3,954
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **20,854**

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed **Date** 25 November 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House

Devonshire House, Manchester, M60 1XA

ESP-EXEC./JW/9603 Tel: 0161 273 8282

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,425	2,947	6,012
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	508p	523p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 5,321
Name See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 12,093
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17,414

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________ **Date** 25 November 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

Ref: chcorres.pgc.roc88(2)s

GUS

7 December 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully



Paul Cooper

Assistant Company Secretary

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,713		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 1,713
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 1,713

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7 December 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ The Watts, 5 Union Street
~~Devonshire House~~, Manchester, ~~M60 1XA~~ M12 4JD
ESP-EXEC./JW/9837 Tel: ~~0161 273 8282~~ 0870 850 4044
DX number DX exchange

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	22	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,271		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details | Shares and share class allotted

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Ordinary	8,271
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	8,271

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed  **Date** 7 December 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ THE WORKS
~~Devonshire House, Manchester, M60 1XA~~ 5 UNION STREET MANCHESTER M12 4JD
ESP-EXEC./JW/9681 Tel: ~~0161 273 8282~~ 0870 830 4004
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	25	11	2004	26	11	2004

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,321		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 4,321
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 4,321

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed  **Date** 7 December 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ The Works
~~Devonshire House, Manchester, M60 1XA~~ 5 Union Street Manchester M2 4JD
ESP-EXEC./JW/9776 Tel: ~~0161 273 8282~~ 0870 836 4004
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	29	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,284		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,284
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,284

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7 December 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ The Works

~~Devonshire House, Manchester, M60 1XA~~ 5 Union Street, Manchester M12 4JD

ESP-EXEC./SJK/E9800 Tel: ~~0161 273 8282~~ 0870 836 4064

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,510		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 2,510
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,510

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 7 December 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ The Warks	
~~Devonshire House, Manchester, M60 1XA~~ 5 Union Street, Manchester M12 4JD	
ESP-EXEC./JW/9831	Tel: ~~0161 273 8282~~ 0870 8504004
DX number	DX exchange

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	2	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	254		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 254
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7 December 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

82 5017

GUS

Ref: chcorres.pgc.roc88(2)s

14 December 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2005
WASH, D.C. 185 SECTION

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	37,918	37,308	124,772
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.8020	£6.9020	£6.1270

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 199,998
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 199,998

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 16 December 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ The Works, 5 Union Street	
~~Devonshire House~~, Manchester, ~~M60 1XA~~ M12 4JD	
ESP-EXEC./JW/9659	Tel: ~~0161 273 8282~~ 0870 836 4069
DX number	DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which sh[illegible]s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15724	24099	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	375.70p	612.70p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 39,823
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 39,823

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14 December 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ The Works, 5 Union Street
~~Devonshire House~~, Manchester, ~~M60 1XA~~ M12 4JD

ESP-EXEC/E9861 Tel: 0~~161 273 8282~~ 0870 830 4064

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	03	12	2004	08	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,588		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 4,588
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 4,588

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 14 December 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ The Works, 5 Union Street	
~~Devonshire House~~, Manchester, ~~M60 1XA~~ M12 4JB	
ESP-EXEC./JW/9956	Tel: ~~0161 273 8282~~ 0870 830 4004
DX number	DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 06 Month 12 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9139		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	612.70p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	9,139
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	9,139

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 14 December 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ The Works, 5 Union Street
~~Devonshire House~~, Manchester, ~~M60 1XA~~ M12 4JD

ESP-EXEC/E9918

Tel: ~~0161 273 8282~~ 0870 336 [illegible]

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4828		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	612.70p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details | Shares and share class allotted

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	4,828
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	4,828

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed  **Date** 14 December 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ The Wharf; 5 Union Street

~~Devonshire House~~, Manchester, ~~M60 1XA~~ M12 4JD

ESP-EXEC/E9938 Tel: ~~0161 273 8282~~ 0870 330 4004

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	99071		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	650.25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Vidacos Nominees Limited Design SSB1 Part ID 30XMH Address: Citigroup Centre, Canada Square Canary Wharf LONDON UK Postcode: E14 5LB	Class of shares allotted Ordinary	Number allotted 99,071
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 99,071

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 14 December 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, ~~Universal House~~ The Works, 5 Union Street	
~~Devonshire House~~, Manchester, ~~M60 1XA~~ M12 4JD	
ESP-EXEC/E9942	Tel: ~~0161 273 8282~~ 0870 836 4044
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	264	208	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 472
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 14 December 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

GUS

Interim Report

Six months ended 30 September 2004

Highlights

- *15% increase in profit before amortisation of goodwill, exceptional items and taxation to £406m (2003: £354m)*
- *Profit before tax increased to £323m (2003: £247m)*
- *11% increase in basic earnings per share before amortisation of goodwill and exceptional items to 28.9p (2003: 26.0p)*
- *Basic earnings per share 20.5p (2003: 15.3p)*
- *13% increase in interim dividend to 9.0p (2003: 8.0p)*
- *10.4% post-tax return on capital in the 12 months to 30 September 2004, showing continued improvement*
- *Argos Retail Group: sales up 10% and profit up 13%*
- *Experian: sales up 15% and profit up 13% for continuing activities at constant exchange rates*
- *Burberry: sales up 14% and profit up 22% at constant exchange rates*

Contents

Argos Retail Group (ARG)

- Sales up 10% to £2.7bn and profit up 13% to £173m at ARG, the UK's largest general merchandise retailer
- Argos again outperformed its market; 7% like-for-like sales growth
- Homebase demonstrating benefits of repositioning; 4% like-for-like sales growth
- ARG sourcing initiatives progressing well
- Financial Services moved into profit; driving merchandise sales in Argos and Homebase

ARG

	Sales		Operating profit	
6 months to 30 September	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Argos	**1,552**	1,377	**85.7**	73.9
Homebase	**981**	917	**76.3**	71.5
Financial Services	**35**	25	**0.4**	(3.3)
Wehkamp	**107**	116	**10.3**	10.9
Total	**2,675**	2,435	**172.7**	153.0
Operating margin			**6.5%**	6.3%

Notes (relevant to all ARG tables):

2003 sales and operating margin have been restated for FRS 5 Application Note G and exclude discontinued activities.

Homebase sales and operating profit are for the seven-month periods to 30 September.

ARG is focused principally on selling general merchandise in the UK. It has a multi-brand, multi-channel offer, supported where appropriate by a central infrastructure in areas such as sourcing and supplier management, multi-channel ordering and home delivery and financial services.

At the time of the Homebase acquisition in December 2002, ARG expected integration benefits of at least £20m per annum within three years. Incremental benefits have now been identified, principally driven by joint sourcing activities. Sourcing savings have come through in greater quantity and faster than envisaged at the time of acquisition. Total benefits from the integration are therefore now expected to be about £40m in the year to March 2006, broadly double the initial target. These savings will be largely re-invested in lower prices or re-invested in the business to support future growth.

Argos

6 months to 30 September	**2004 £m**	2003 £m	Growth
Sales	**1,552**	1,377	13%
Total growth	***13%***	*14%*	
Like-for-like growth	***7%***	*7%*	
Operating profit	**85.7**	73.9	16%
Operating margin	**5.5%**	5.4%	
At 30 September			
Number of stores	**570**	540	
Of which: Argos Extra stores	**146**	26	

In an increasingly competitive general merchandise market in the UK, Argos aims to win more customers and a greater share of their spend by offering the most compelling combination of choice, value and convenience.

Financial summary

6 months to 30 September	Sales 2004 £m	Sales 2003 £m	Profit before taxation 2004 £m	Profit before taxation 2003 £m
Argos Retail Group	**2,675**	2,435	**172.7**	153.0
Experian	**645**	638	**152.7**	145.7
Burberry	**348**	321	**78.8**	66.9
Other	**81**	73	**14.0**	10.0
Continuing operations	**3,749**	3,467	**418.2**	375.6
Discontinued operations	–	269	–	15.0
Total	**3,749**	3,736	**418.2**	390.6
Net interest			**(12.4)**	(36.2)
Profit before amortisation of goodwill, exceptional items and taxation			**405.8**	354.4
Amortisation of goodwill			**(98.8)**	(91.4)
Exceptional items			**16.4**	(15.6)
Profit before taxation			**323.4**	247.4
Earnings per share before amortisation of goodwill and exceptional items			**28.9p**	26.0p
Basic earnings per share			**20.5p**	15.3p

The profit before taxation figure shown against each business above is operating profit, defined as profit before interest, taxation, exceptional items and goodwill amortisation. The same definition of operating profit is used in each table within the chief executive's review.

2003 sales have been restated for FRS 5 Application Note G. Discontinued operations include sales from Home shopping and Reality and operating profit from Property.

GUS has completed £67m of its share buyback programme of approximately £200m announced in May 2004 (7.8m shares at an average price of 850p).

This is in addition to £191m of dividends paid to shareholders in the first half. GUS expects to complete the balance of the buyback as planned by the end of this financial year. The scope for subsequent buybacks will, as previously announced, be regularly reviewed.

□ Initiated strategic review process

GUS announced in May 2004 that its Board would actively review all strategic options over a two-year period in order to create further value for its shareholders. This process is on track and GUS will update shareholders in due course.

Group financial results

In the six months to 30 September 2004, sales from continuing operations grew by 8% to £3.7bn. Profit before amortisation of goodwill, exceptional items and taxation increased by 15% to £406m. This was after an adverse foreign exchange movement of £14m.

Earnings per share before amortisation of goodwill and exceptional items increased by 11% to 28.9p. Minority interests were £19m (2003: £10m), reflecting strong profit growth at Burberry and the sale of a further stake in that business in November 2003.

The Group's effective tax rate for the year, based on profit before amortisation of goodwill and before profits and losses on sale of businesses, is expected to be 24.4%. This compares to 23.4% in the last financial year.

Net debt has been reduced to £1.3bn at 30 September 2004, down from £1.5bn a year ago, driven by strong operational cash flow and proceeds from disposals. The increase of £58m in net debt since 31 March 2004 reflects the share buyback undertaken in the period.

The Board announced an interim dividend of 9.0p (2003: 8.0p).

Return on capital post-tax was 10.4% for the 12 months to 30 September 2004, up from 9.4% for the previous 12 months.

Chief executive's review

In the first half, we delivered double-digit sales and profit growth at constant exchange rates in each of our main businesses. While not underestimating the current challenges in some of our markets, we have clear strategies for growth in each of our businesses and are confident of the strength of their competitive positions.



John Peace
Group Chief Executive

Group strategy

In May 2004, the Board of GUS stated that it believed that there is further scope to increase shareholder value significantly. Considerable progress has been made during the first half of the year:

□ Delivered strong financial performance

GUS has grown profit before amortisation of goodwill, exceptional items and taxation by 15% in the first half. Each of our three main businesses has again reported record operating profits and generated double-digit sales and profit growth at constant exchange rates. The interim dividend has been increased by 13%.

□ Continued to invest in three main businesses

GUS has continued to invest in its main activities through a combination of capital expenditure (£164m in the period), working capital (a £57m increase in the Financial Services loan book) and acquisition (£36m on buying complementary businesses for Experian).

□ Continued to transform the Group

The partial IPO of the Lewis Group took place in September 2004.

GUS sold 46m shares (or 46% of the equity) for net proceeds of £105m. It will also transfer about three million shares to Lewis share incentive schemes. Although the transaction is modestly dilutive to earnings, the listing has enabled GUS to realise value, while at the same time enhancing the development opportunities for Lewis.

The share repurchase programme announced by Burberry will enable GUS to maintain its existing holding in Burberry while receiving about £165m in available cash.

Burberry has announced a share repurchase programme of approximately £250m, following a review of its balance sheet strategy. This is expected to be completed by March 2006. GUS will retain its existing 66% stake in Burberry, but benefit from Burberry returning cash to its shareholders. To effect this transaction, for every share bought in the market from external shareholders, Burberry will purchase a proportionate number of shares directly from GUS at the same price. This mechanism is subject to approval at a Burberry EGM.

Chairman's statement

GUS has once again achieved record half-year profits. We have continued to invest across the Group to further enhance shareholder value. I would like to thank everybody at GUS for contributing to these excellent results.



Our profit before amortisation of goodwill, exceptional items and taxation increased by 15% to £406m, with each of our main businesses contributing to this performance through double-digit sales and profit growth at constant exchange rates. The Board has declared an interim dividend of 9.0p (2003: 8.0p), a rise of 13%.

Group transformation

We made considerable progress during the first half in the continuing transformation of the Group.

The partial flotation of the Lewis Group in Southern Africa took place successfully in September, enabling us to realise value, while enhancing the development opportunities for this business.

The £200m share buyback programme that we announced in May 2004 has already seen the return of £67m additional cash to shareholders. In November, Burberry announced its own £250m share repurchase programme, through which GUS will receive about £165m in available cash by March 2006.

We also announced in May that the Board would be undertaking a two-year review of strategic options for the Group. It is too early at this stage to report on the progress but I would like to re-emphasise our core considerations. These are the continued strengthening and development of our main businesses and, secondly, our commitment to creating significant value for shareholders in the medium and long term. These factors are uppermost in our minds as we progress this review.

Board changes

It is with great sadness that I have to report the loss of Craig Smith, Chairman of Experian, who passed away in July after a short illness. Craig joined Experian in 2000 and played a key part in establishing the momentum that the business has today. He is sorely missed, both personally and professionally, by all of us at GUS.

Alan Smart, Chief Executive of the Lewis Group, resigned from the GUS Board in October following the successful flotation of Lewis. Alan joined the Board in 1996 and made an immense contribution to the Group in Southern Africa. We wish him and all his colleagues every success in the Lewis Group.

Outlook

GUS is in good shape today. Our businesses have clear strategies with strong management teams and we are continuing to invest in them to drive growth. Inevitably there are challenges in some of our markets, but we remain confident in the outlook.

Sir Victor Blank
Chairman

18 November 2004

Operational review

Argos again clearly outperformed its market. Sales grew by 13% year-on-year as Argos made strong market share gains in many product categories, especially consumer electronics, photography, white goods and leisure.

Argos Extra, which offers consumers even more choice, performed well in the first half. The Argos Extra range has 3,800 more lines than the main catalogue at 13,200. It is now available in 146 stores, of which 109 stock-in the additional lines. In the remaining 37 neighbourhood stores, customers can order the extended range for later collection.

Leisure, storage and lighting ranges sold particularly well in the first half. A high single-digit percentage sales uplift continued to be achieved during the period in the Argos Extra stocked-in stores. Sales performance is stronger in those conurbations, such as Bristol, which have several Extra stores. The progress of Argos Extra will continue to be evaluated through peak trading.

Argos continues to re-invest supply chain gains in further improving value for its customers. Prices on re-included lines in the Autumn/Winter 2004 catalogue are approximately 5% lower than last year, helped in part by the movement in the US dollar. Argos also continues to reduce prices during the life of the catalogue to improve its value proposition with customers. In the Spring/Summer 2004 catalogue, over 20% of sales were at promotional prices, broadly in line with the previous year.

Argos continues to win share driven by the convenience of its multi-channel offer. Argos offers customers the ability to order or reserve goods in store, by phone or on the Internet, for delivery to store or home. Further progress was made during the first half in improving convenience:

- Argos opened 14 stores in the first half, bringing the total to 570. A further 21 store openings are planned for the second half;
- Argos Direct, the delivery to home operation, grew sales by 30% and accounted for 24% of total sales in the first half. The third Argos Direct two-man delivery warehouse in Darlington is planned to be operational in time for the build-up to Christmas 2005;
- 5% of Argos' sales in the first half were ordered over the Internet for direct delivery to home. This increase of about 50% over the same period last year contributed to the growth in Argos Direct. In addition, 6% of total sales were reserved by customers, either by phone, Internet or text messaging, for later collection in-store; and
- Argos will have quick pay kiosks in over 300 stores by Christmas 2004. Kiosks process about 8% of sales where present, reducing queuing in-store for customers.

Financial review

Sales for the six months of £1,552m increased by 13%, of which 6% came from new stores that continue to perform ahead of expectations. Like-for-like sales growth was 7%.

Gross margin was in line with the previous year, with supply chain benefits continuing to fund lower prices. Operating profit grew by 16% and operating margin advanced by a further ten basis points to 5.5%, despite investment in the roll-out of Argos Extra and additional distribution capacity.

Homebase

7 months to 30 September	2004 £m	2003 £m	Growth
Sales	**981**	917	7%
*Total growth**	***6%***	*4%*	
*Like-for-like growth**	***4%***	*2%*	
Operating profit	**76.3**	71.5	7%
Operating margin	**7.8%**	7.8%	
At 30 September			
Number of stores	**283**	273	
Of which: number with mezzanine floor	**88**	52	

*Total and like-for-like growth for H1 2004 excluded 29 February 2004.

Homebase continues to reposition itself as the UK's leading home enhancement retailer. The key strategic priorities remain unchanged, being to:

- improve the existing core business;
- enhance and extend its home furnishings offer; and
- deliver synergies by leveraging the scale and expertise of ARG.

During the period under review, Homebase has made further substantial progress in executing and delivering on this strategy.

Operational review

Homebase continues to improve the in-store experience for its customers. The actions initiated during the last year to improve customer service, stock availability and retailing basics have continued in the first half. The results are beginning to show through in positive feedback from customers.

Homebase has made good progress in range development and store layout, supporting the core DIY and decorating offer. Range developments have taken place on tiling, own brand paint and power tools, the latter being jointly sourced from the Far East with Argos. There has also been a successful new store design trial in Telford and Plymouth incorporating improved layout, range and navigation. This has included increased mezzanine space, allowing extensions to the core DIY and decorating product offer on the ground floor.

Homebase continues to see strong growth in home furnishings, especially kitchens and bathrooms. New product ranges are better displayed in the new store formats and customer service is being enhanced by, for example, the roll-out of CAD systems across the chain. Homebase is also benefiting from the infrastructure and expertise of ARG. For example, there has been an encouraging response to its trial of a furniture catalogue in 15 of its stores. This offers furniture from both the Argos and Homebase ranges and is delivered to home using the Argos Direct infrastructure.

Homebase continues to refine and roll out its mezzanine format. Homebase opened 21 mezzanines in the first half of the year, bringing the total to 88 and expects to open up to a further 25 in the second half. The latest enhanced mezzanine formats are trading well and delivering sales uplifts in excess of 15%.

Homebase continues with its store opening programme. Homebase opened five stores in the first half, bringing the total to 283, and expects to open a further four new stores in the second half. Plans are in place to accelerate the store opening programme to about 45 new stores in the three years 2006 to 2008. This will add about 12% to selling space by March 2008.

Combined sourcing improvements are ahead of plan and continue to fund re-investment in lower pricing where appropriate. Product sourcing between Argos and Homebase, using the ARG Far Eastern offices, has proved successful particularly in areas such as garden power, power tools and garden furniture. An accelerated pace of activity on joint programmes – including value chain improvement, reverse auctions and development of own-brand product – continues to drive down cost prices.

Financial review

Sales in the seven months to 30 September 2004 increased by 6%, 4% on a like-for-like basis (excluding 29 February 2004). The strong performances in kitchens, bathrooms and tiling continued, while there were good uplifts from new ranges in areas such as paints and power tools.

Gross margin was in line with the previous year, as supply chain gains funded lower prices and increased seasonal promotions. Operating profit at £76.3m grew by 7% compared to the same period last year, with operating margin remaining level at 7.8%. Investment in marketing and mezzanines increased year-on-year.

ARG Financial Services (ARG FS)

6 months to 30 September	2004 £m	2003 £m
Sales	**35**	25
Profit before funding costs	**9.0**	1.6
Funding costs	**(8.6)**	(4.9)
Operating profit/(loss)	**0.4**	(3.3)
At 30 September		
Gross loan book	**431**	271
Number of active store card holders (000s)	**839**	660

ARG Financial Services works in conjunction with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales, while retaining the maximum possible profit from the transaction within ARG. It offers store cards (providing both revolving and promotional credit), personal loans and a range of insurance products.

ARG Financial Services increased its total loan book by over £50m in the first six months of the year and by £160m in the last twelve months. It now expects the growth in its loan book in the second half to be roughly in line with that in the first half.

ARG Financial Services continued to drive merchandise sales in both Argos and Homebase. The Argos store card maintained its momentum in the first half of the year, funding 10% of sales at Argos. Promotional credit, such as "buy now pay later", is being used to drive big ticket sales in Argos and Homebase and accounted for about two-thirds of the year-on-year increase in the combined store card loan book.

ARG Financial Services earned a small profit in the first half, after funding costs, as it entered its fourth year of operation. The loan book is funded on the GUS balance sheet, with an assumption of 10% equity and 90% debt. The funding cost of the debt (£8.6m in the period) is charged against ARG FS operating profit, with the Group interest charge being reduced by the same amount.

Wehkamp

6 months to 30 September	2004 £m	2003 £m	Growth at constant FX
Sales	**107**	116	(5%)
Operating profit	**10.3**	10.9	(2%)
Operating margin	**9.6%**	9.4%	

Sales and operating profit at Wehkamp, the leading home shopping brand in Holland, were 5% and 2% lower respectively in euros. This reflects the continued difficult economy and retail sector in Holland and the increased competition in the Dutch home shopping market.

The £/euro exchange rate moved during the period from an average of €1.43 in the six months to September 2003 to €1.49 in 2004. This reduced reported sales by £4m and operating profit by £0.4m.

Experian

- Sales up 15% and profit up 13% for continuing activities at constant exchange rates
- Fifth consecutive six-month period of double-digit sales and profit growth at constant exchange rates
- Well-balanced business driving organic growth across products and regions
- Complementary acquisitions continue in high growth areas, with returns in line or ahead of expectations

Experian	Sales		Operating profit	
6 months to 30 September	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Experian North America	**348**	339	**90.7**	94.1
Experian International	**290**	254	**62.0**	51.7
Total continuing activities	**638**	593	**152.7**	145.8
% growth at constant FX	***15%***	*14%*	***13%***	*29%*
Discontinued activities	**7**	45	**-**	(0.1)
Total reported	**645**	638	**152.7**	145.7
Operating margin – excluding FARES			**21.1%**	20.6%
– including FARES			**23.9%**	24.6%

Notes (relevant to all Experian tables):

Discontinued activities are North American lettershops, Italian call centres, French cheque printing, business process outsourcing in Holland and UK contact centres.

Operating margin is for continuing activities only. For FARES, the 20% owned real estate information associate, Experian reports its share of FARES' profits but not sales.

Experian is a global leader in providing information solutions to organisations and consumers. It helps organisations find, develop and manage profitable customer relationships by providing information, decision-making solutions and processing services. It has over 40,000 clients in more than 60 countries.

Experian has a clear strategy for growth against which further progress was made in the first half:

- build on core businesses;
- sell new value-added solutions; and
- grow by targeted acquisitions.

Experian has continued to build on its core business by winning major contracts across its broad base of activities, by product and region. In Credit, HBOS, the UK's largest mortgage and savings provider, has agreed a new contract with Experian worth in excess of £40m over five years. Experian will be HBOS' prime solutions provider for consumer and business credit referencing, scoring solutions, application processing, fraud prevention and marketing solutions. In Marketing, Experian has won a three-year contract worth more than $10m to provide a full range of solutions to one of the US' largest credit card issuers. In Outsourcing, Experian has extended its partnership with Banque de France with a multi-million euro contract for processing activities.

Experian continues to improve its ability to sell value-added solutions as well as data to its clients. For example, investment in the repositioning of North American Marketing is now delivering benefits. Following product innovation and acquisitions, Experian is now seeing greater success in selling to its clients analytical marketing solutions as well as information and in working across all channels (direct mail, e-mail and mass media). This has contributed to over $40m of contract wins and renewals in the first half from marketing clients in sectors as diverse as financial services, travel, retail and charities.

Experian continues to drive growth through complementary acquisitions. In the first half, Experian spent a further £36m on acquisitions, including:

- five affiliate bureaux, to bolster North American Credit Information;
- Americas Software, to enhance its fraud prevention solutions in the area of anti-money laundering;
- AutoCount, to deepen services offered to automotive dealers in the US; and
- ISL, to strengthen Experian's offer in the UK insurance sector.

After the period end, Experian also purchased QAS, the leading supplier of address management software in the UK for a net cost of £90m and Simmons, a market research company in the US.

These acquisitions are all consistent with Experian's global strategy of acquiring complementary businesses that provide new products, new data or entry into new vertical or regional markets, while leveraging the core assets of Experian. The integration of recent acquisitions is proceeding well and all are performing in line with or ahead of expectations.

Experian North America

6 months to 30 September	2004 £m	2003 £m	Growth at constant FX
Sales			
– Continuing activities	**348**	339	15%
– Discontinued activities	**–**	26	n/a
– Total reported	**348**	365	7%
Operating profit			
– Direct business	**72.6**	70.2	16%
– FARES	**18.1**	23.9	(15%)
– Continuing activities	**90.7**	94.1	8%
– Discontinued activities	**–**	(0.2)	n/a
– Total reported	**90.7**	93.9	8%
Operating margin			
– excluding FARES	**20.9%**	20.7%	
– including FARES	**26.1%**	27.8%	

Experian North America has delivered another six months of good growth, demonstrating the benefits of its broad base of products and services. Credit is showing steady growth, despite rising interest rates; the growth rate in Marketing is accelerating, while the integration of recent acquisitions is helping to enhance prospects.

Operational review

Sales from continuing activities increased to $631m (£348m), up by 15% in dollars. Of this, 8% came from corporate acquisitions. The slowdown in the mortgage refinancing market reduced Experian North America's sales growth by 4% in the period.

Credit Information and Solutions together grew sales by 14%, 6% excluding corporate acquisitions. As well as strong growth in Consumer Direct, there were good performances in account management and retention tools and in value-added solutions, in areas such as online notification, fraud, scoring and analytics.

Consumer Direct sales grew by 27% in the first half. With over 2.0m subscribers to its credit monitoring services, Experian is the clear market leader in this fast expanding sector. Its growth has been driven by increased membership, higher renewals, more cross-selling of additional products and the introduction of monthly billing.

A further five affiliate bureaux were purchased during the first half, giving a total of 26 at a combined cost of $173m since the programme started in July 2002. Integration is progressing smoothly, with returns exceeding expectations.

Marketing Information and Solutions together grew sales by 19%, 11% excluding acquisitions. Information sales were strong in the first half, especially in the retail, financial and travel and entertainment markets. Marketing Solutions was impacted by low growth in the catalogue sector and the timing of certain large database contracts, but prospects remain good. Experian is seeing particularly strong growth in e-mail solutions, following the acquisition of CheetahMail in March 2004, winning significant new business with clients such as LL Bean.

Of the 11% underlying growth in Marketing in the first half, 3% came from low margin contracts where Experian is still managing relationships for print and mail services with certain clients as part of wider marketing contracts.

Financial review

For continuing activities, sales in the first half were $631m and operating profit was $164m.

Operating profit from the direct business increased by 16% to $132m, reflecting strong sales growth in the period. Operating margin increased by a further 20 basis points, despite an adverse product mix and several million dollars of FACTA-related set-up costs.

Operating profit from the 20% holding in FARES, the real estate information associate, was $33m (2003: $39m). The slowdown in mortgage refinancing was partly offset by acquisitions, particularly of Transamerica's tax and flood services businesses acquired in September last year.

At £1=$1.81, the average rate for the US dollar was much weaker in the first half of this year than last year (£1=$1.62). This reduced reported sales by £42m and operating profit by £11.0m. In the six months to 31 March 2004, the average US dollar rate was $1.78.

FACT Act

The Fair and Accurate Credit Transactions Act (FACTA) was signed into law on 4 December 2003. This permanently extends the national standards for consumer credit reporting in the US, benefiting the financial services industry as a whole. Among other things, it requires national credit reporting agencies to provide consumers, on request via a centralised source, one free credit report annually. This free service will begin on 1 December 2004, with a nine-month roll-out beginning in the western states and moving east.

To recover the costs of complying with this legislation, Experian is, as previously announced, applying an 8% cost recovery charge to the total online credit services revenue for each Experian business client, subject to a minimum of eight cents per transaction. As planned, Experian has initiated this cost recovery from 1 October at a 50% discount to these rates. The full cost recovery programme will become effective on 1 January 2005.


$548
631
03
04
Credit – Information
Credit – Solutions
Marketing – Information
Marketing – Solutions

Sales for Experian North America
$m
6 months to 30 September

Experian International

6 months to 30 September	2004 £m	2003 £m	Growth at constant FX
Sales			
– Continuing activities	**290**	254	16%
– Discontinued activities	**7**	19	n/a
– Total reported	**297**	273	11%
Operating profit			
– Continuing activities	**62.0**	51.7	21%
– Discontinued activities	**–**	0.1	n/a
– Total reported	**62.0**	51.8	21%
Operating margin	**21.4%**	20.4%	

Two additional Outsourcing activities (UK print and mail and French call centres) have recently been sold. These will be treated as discontinued activities from 1 October 2004. Combined sales were £7m in H1 2004 (H1 2003: £8m); combined operating profit was £1.4m (H1 2003: £0.5m).

Experian International, which accounts for 45% of Experian sales, had another excellent period, continuing its long record of double-digit sales and profit growth.

Operational review

Sales from continuing activities grew by 16% at constant exchange rates. Of this, 7% came from acquisitions, predominantly DMS Atos, which was acquired in September 2003.

Credit Information and Solutions together delivered 11% sales growth. There was continued strength in consumer information and value-added products in the UK, in the Southern European credit operations and in business information services in France.

Experian-Scorex grew strongly especially in the UK and Southern and Eastern Europe, led by sales of solutions for retail banking, application processing and customer management tools. Revenues are also building well in emerging markets such as Russia; while in Korea, following another significant win, Experian-Scorex is now working with four of the top five banks in this market. The sales pipeline for the recently-acquired Marketswitch business continues to grow rapidly in all markets. In the UK, Experian was the first credit bureau to launch a National Credit Score available directly to consumers. As previously announced, from the second quarter, one large card issuer moved its UK account processing in-house from Experian.

Marketing Information and Solutions sales increased by 7%, excluding acquisitions. This was driven by strong growth in the UK in business-to-business marketing, insurance and email marketing, and in direct marketing in Southern Europe. Experian has also strengthened its international presence in Marketing in the first half, with acquisitions in Ireland and in Business Strategies micromarketing in Norway, Sweden, France and Hong Kong.

Following the disposal of all non-core businesses, Outsourcing is now better positioned to deliver growth. The business is focused on driving sales in France from debit card processing and business process outsourcing activities. For example, it has recently won a contract to process unemployment claims for Unedic, a French government department.

Financial review

For continuing activities at constant exchange rates, sales in the first half increased by 16% to £290m. Operating profit increased by 21% to £62m, giving an improved operating margin of 21.4%. This reflects the high level of sales growth, a better mix and tight cost control.


254
290
03
04

Sales for Experian International
£m
6 months to 30 September

- Credit – Information
- Credit – Solutions
- Marketing – Information
- Marketing – Solutions
- Outsourcing

Burberry

GUS has a 66% stake in Burberry Group plc. The following summarises the latter's interim announcement released on 16 November 2004.

6 months to 30 September	**2004 £m**	2003 £m	Growth at constant FX
Sales	**348**	321	14%
Operating profit	**78.8**	66.9	22%
Operating margin	**22.7%**	20.8%	
At 30 September			
Number of retail locations	**151**	136	

Burberry delivered a strong performance in the first half, with good progress on strategic and operational priorities. The results reflect both the balance and diversity of Burberry's business across products, channels and regions.

Burberry enjoyed progress across all product categories led by Womenswear, which achieved 18% sales growth at constant exchange rates.

Growth was achieved across all distribution channels. Retail sales increased by 12% at constant currency, driven by newly opened stores with a marginal contribution from existing stores. Four stores were opened in the first half, selling space increased by approximately 10% year-on-year and several key stores underwent refurbishment. Burberry is on schedule to open a minimum of four stores in the second half, including Rome. Wholesale revenues increased by 13% at constant exchange rates. Mid-to-high single-digit wholesale sales growth is expected for the Spring/Summer 2005 season. Licensing revenue increased by 31% at constant exchange rates, reflecting partly the new fragrance licence, which delivers substantially enhanced royalty rates, and increased marketing commitment by its partner.

Burberry achieved good results across all regions. Sales at constant currency grew by 15% in the US, 7% in Europe and 29% in Asia, the latter driven by strong demand from Chinese consumers, both within the country and in the region.

Financial performance in the first half was again strong. Sales increased by 14% at constant exchange rates. Gross margin expanded from 55.6% to 58.6%, primarily as a result of reduced end-of-season sale activity, sourcing gains and an increase in Licensing's share of the revenue mix. Operating profit grew 22% at constant exchange rates, with operating margin expanding 190 basis points to 22.7%.

The lock-up arrangement that GUS entered into when it sold Burberry shares last year expired on 18 November 2004. GUS has no current intention to sell further Burberry shares following the expiry of this arrangement, apart from those to be sold under the Burberry share repurchase programme. It will continue to assess its holding as part of the strategic review process announced in May 2004.

Lewis Group

GUS has a 54% stake in Lewis Group, following the partial IPO in September 2004. The following summarises the latter's interim announcement released on 16 November 2004.

6 months to 30 September	2004 £m	2003 £m	Growth at constant FX
Sales	**86**	73	13%
Operating profit	**24.8**	19.8	20%
Operating margin	**28.7%**	27.0%	
At 30 September			
Number of stores			
– Lewis	**400**	399	
– Best Electric	**55**	47	
– Lifestyle Living	**17**	–	

The above figures are prepared under UK GAAP, while the Lewis Group announcement has been prepared under South African GAAP.

Lewis Group, a leading retailer in Southern Africa, sells furniture, household and electrical goods mainly on credit. In the first half, it continued to focus on its key strategic business initiatives of:

- increasing sales from existing stores and expanding the store base;
- driving operational efficiencies; and
- delivering on its customer-focused business model, which is based on convenience, choice, credit and loyalty.

Sales increased by 13% in rands in the first half. Merchandise sales grew by 16% (10% on a like-for-like basis). This was helped by the favourable economic environment, which increased the affordability of consumer goods, as well as the growth of the middle-income consumer group, Lewis' main target market. New merchandise ranges continued to be added in response to customers' demands and changing demographics. Insurance premiums and finance charges earned grew only marginally year-on-year. This was because a lower proportion of sales took place on credit during the period and interest rates decreased.

Operating profit increased by 20% in rands, with operating margin expanding by a further 170 basis points. This was driven mainly by further improvements in the quality of the debtor book and tight control on costs.

The South African rand strengthened from an average rate of £1=R12.16 in the six months to September 2003 to an average of R11.72 in the first half of this year. This increased reported sales by £3m and operating profit by £0.9m in the period.

Interest costs

At £12m, interest costs were £24m lower than the first half last year. This principally reflects the proceeds from selling the Group's share of its property joint venture (£10m benefit), a further 11.5% stake in Burberry (£5m benefit) and the Home shopping businesses (£5m benefit) during the last financial year.

Interest expense in the second half may be modestly ahead of the first half, mainly because of increased interest rates and the potential cash outflow for share repurchases.

Cash flow and net debt

The Group's free cash flow during the first half was £218m, compared with £236m in the same period last year. Net cash outflow, after acquisitions and divestments, dividends and share repurchases was £76m in the first half. After the positive impact of exchange rates (£18m), net debt at 30 September 2004 increased by £58m to £1,258m, up from £1,200m at 31 March 2004. This increase reflects the £67m used to repurchase GUS shares.

The net proceeds from the partial IPO of the Lewis Group of £105m were received in early October.

International Financial Reporting Standards

It will become mandatory for the consolidated financial statements of all European Union listed companies to be reported in accordance with International Financial Reporting Standards (IFRS) for periods commencing on or after 1 January 2005.

Work is well under way at GUS in preparing for the adoption of IFRS. The greatest impact on net assets and profit is likely to come from changes to the accounting treatment of goodwill amortisation and impairment, other intangibles, financial instruments, share-based remuneration, pension costs, tax and deferred tax.

The move to IFRS will not change how the Group is managed and will have no impact on cash flow. It will, however, be likely to lead to increased volatility in the profit and loss account and balance sheet, with the presentation of the financial statements also affected.

The results for the year to 31 March 2005 will be published on 25 May 2005 under UK GAAP. GUS then plans to publish a restatement of these results under IFRS shortly afterwards. The financial statements for the year to 31 March 2006 will be reported under IFRS, as will the interim results for the six months to 30 September 2005.

Summary

GUS has considerable momentum today in all three of its main businesses and we have delivered another strong financial performance. We have also continued to unlock value in the Group, while investing for growth. While we are not underestimating the current challenges in some of our markets, we are confident about the strength of the competitive position of our three main businesses.



John Peace
Group Chief Executive

18 November 2004

Group profit and loss account

for the six months ended 30 September 2004	Six months to 30.9.04 Before Exceptional Items £m	Six months to 30.9.04 Exceptional Items (Note 5) £m	Six months to 30.9.04 Total £m	Six months to 30.9.03 (Restated) (Note 1) £m	Year to 31.3.04 £m
Turnover	**3,749**	-	**3,749**	3,736	7,548
Continuing operations	**3,749**	-	**3,749**	3,467	7,279
Discontinued operations	-	-	-	269	269
Cost of sales	**(2,094)**	-	**(2,094)**	(2,102)	(4,273)
Gross profit	**1,655**	-	**1,655**	1,634	3,275
Net operating expenses before goodwill charge	**(1,259)**	**(5)**	**(1,264)**	(1,285)	(2,463)
Goodwill charge	**(99)**	-	**(99)**	(91)	(193)
Net operating expenses	**(1,358)**	**(5)**	**(1,363)**	(1,376)	(2,656)
Operating profit – continuing operations	**297**	**(5)**	**292**	258	619
Share of operating profit of BL Universal PLC (joint venture) – discontinued operations	-	-	-	15	18
Share of operating profit of associated undertakings – continuing operations	**22**	-	**22**	26	46
Trading profit	**319**	**(5)**	**314**	299	683
Profit on disposal of shares in Burberry – continuing operations	-	**1**	**1**	-	157
Profit on Initial Public Offering of Lewis Group – continuing operations	-	**26**	**26**	-	-
Disposal of home shopping and Reality businesses – discontinued operations	-	-	-	(16)	(36)
Loss on sale of interest in BL Universal PLC – discontinued operations	-	-	-	-	(5)
Loss on sale of other businesses – continuing operations	-	**(6)**	**(6)**	-	(53)
Profit on ordinary activities before interest	**319**	**16**	**335**	283	746
Net interest	**(12)**	-	**(12)**	(36)	(54)
Profit on ordinary activities before taxation	**307**	**16**	**323**	247	692
Tax on profit on ordinary activities					
– UK			**(76)**	(62)	(140)
– Overseas			**(23)**	(23)	(52)
			(99)	(85)	(192)
Profit on ordinary activities after taxation			**224**	162	500
Equity minority interests			**(19)**	(10)	(27)
Profit for the period			**205**	152	473
Dividends			**(90)**	(80)	(271)
Retained profit for the period			**115**	72	202
Profit before amortisation of goodwill, exceptional items and taxation – £m			**406**	354	827
Earnings per share					
– Basic			**20.5p**	15.3p	47.4p
– Diluted			**20.2p**	15.2p	47.0p
Earnings per share before amortisation of goodwill and exceptional items					
– Basic			**28.9p**	26.0p	60.7p
– Diluted			**28.5p**	25.7p	60.1p
Dividend per share			**9.0p**	8.0p	27.0p

Statement of Group total recognised gains and losses

for the six months ended 30 September 2004	**Six months to 30.9.04 £m**	Six months to 30.9.03 £m	Year to 31.3.04 £m
Profit for the period	**205**	152	473
Revaluation of properties	**–**	3	3
Currency translation differences	**4**	46	33
Total recognised gains and losses for the period	**209**	201	509

Reconciliation of movement in Group shareholders' funds

for the six months ended 30 September 2004	**Six months to 30.9.04 £m**	Six months to 30.9.03 (Restated) (Note 1) £m	Year to 31.3.04 (Restated) (Note 1) £m
Profit for the period	**205**	152	473
Dividends – Interim	**(90)**	(80)	(80)
– Final	**–**	–	(191)
	115	72	202
Goodwill on disposals	**–**	11	35
Shares issued under option schemes	**28**	20	31
Shares cancelled on purchase	**(30)**	–	–
Shares purchased and held in treasury	**(48)**	(17)	(6)
Credit in respect of share incentive schemes	**6**	7	14
Revaluation of properties	**–**	3	3
Currency translation differences	**4**	46	33
	75	142	312
Opening shareholders' funds	**2,811**	2,543	2,543
	2,886	2,685	2,855
Prior year adjustment – UITF 38 (Note 1)	**–**	(44)	(44)
Closing shareholders' funds	**2,886**	2,641	2,811

Analysis of Group net borrowings

at 30 September 2004	**30.9.04 £m**	30.9.03 (Restated) (Note 1) £m	31.3.04 £m
Cash and other liquid resources	**348**	327	460
Debt due within one year	**(284)**	(177)	(334)
Finance leases	**(9)**	(16)	(12)
Debt due after more than one year	**(1,313)**	(1,661)	(1,314)
Net borrowings at end of period	**(1,258)**	(1,527)	(1,200)

Group balance sheet

at 30 September 2004	30.9.04 £m	30.9.03 (Restated) (Note 1) £m	31.3.04 (Restated) (Note 1) £m
Fixed assets			
Intangible assets – goodwill	**2,284**	2,388	2,338
Intangible assets – other	**164**	174	159
Tangible assets	**1,077**	1,064	1,038
Investment in joint venture	**–**	192	–
Other investments	**119**	72	103
	3,644	3,890	3,638
Current assets			
Stocks	**950**	757	823
Debtors – due within one year	**1,236**	1,083	1,088
– due after more than one year	**529**	450	540
– total	**1,765**	1,533	1,628
Investments	**32**	112	101
Cash at bank and in hand	**468**	365	524
	3,215	2,767	3,076
Creditors			
Amounts due within one year	**(2,205)**	(1,977)	(2,221)
Net current assets	**1,010**	790	855
Total assets less current liabilities	**4,654**	4,680	4,493
Creditors – amounts due after more than one year	**(1,418)**	(1,788)	(1,433)
Provisions for liabilities and charges	**(87)**	(147)	(89)
Net assets	**3,149**	2,745	2,971
Capital and reserves			
Called up share capital	**254**	253	254
Share premium account	**63**	25	35
Revaluation reserve	**40**	115	40
Profit and loss account	**2,529**	2,248	2,482
Shareholders' funds	**2,886**	2,641	2,811
Equity minority interests	**263**	104	160
Capital employed	**3,149**	2,745	2,971

Group cash flow statement

for the six months ended 30 September 2004	**Six months to 30.9.04**	Six months to 30.9.03 (Restated) (Note 1)	Year to 31.3.04 (Restated) (Note 1)
	£m	£m	£m
Cash flow from operating activities			
Operating profit	**292**	258	619
Depreciation and amortisation charges	**233**	227	469
Credit in respect of share incentive schemes	**10**	7	15
Change in working capital	**(56)**	(52)	(376)
	479	440	727
Dividends received from associated undertakings	**14**	31	45
Returns on investments and servicing of finance	**(6)**	(17)	(48)
Taxation	**(119)**	(60)	(176)
Capital expenditure	**(164)**	(158)	(306)
Financial investment	**(14)**	29	50
Acquisition of subsidiaries	**(29)**	(49)	(132)
Disposal of subsidiaries and joint venture	**4**	445	779
Dividends paid	**(191)**	(164)	(244)
Cash (outflow)/inflow before management of liquid resources and financing	**(26)**	497	695
Management of liquid resources	**154**	60	5
Financing – issue of shares	**28**	20	31
– net purchase of own shares	**(78)**	(17)	(6)
– change in debt and lease financing	**(36)**	(449)	(534)
Increase in cash	**42**	111	191

Reconciliation of net cash flow to movement in net debt			
Increase in cash	**42**	111	191
Cash outflow from movement in debt and lease financing	**36**	449	534
Cash inflow from movement in liquid resources	**(154)**	(60)	(5)
Movement in net debt resulting from cash flows	**(76)**	500	720
New finance leases	**–**	(3)	(2)
Investments transferred from current to fixed assets	**–**	–	(3)
Exchange movements	**18**	70	179
Movement in net debt	**(58)**	567	894
Net debt at beginning of period	**(1,200)**	(2,094)	(2,094)
Net debt at end of period	**(1,258)**	(1,527)	(1,200)

Divisional analysis

for the six months ended 30 September 2004	Turnover			Profit before taxation		
	Six months to		Year to	Six months to		Year to
	30.9.04	30.9.03 (Restated) (Note 1)	31.3.04	**30.9.04**	30.9.03	31.3.04
	£m	£m	£m	**£m**	£m	£m
Argos Retail Group						
Continuing operations:						
Argos	**1,552**	1,377	3,384	**85.7**	73.9	297.4
Homebase*	**981**	917	1,483	**76.3**	71.5	102.2
Financial Services*	**35**	25	60	**0.4**	(3.3)	(5.5)
Wehkamp	**107**	116	235	**10.3**	10.9	21.4
	2,675	2,435	5,162	**172.7**	153.0	415.5
Discontinued operations	–	269	269	–	–	–
	2,675	2,704	5,431	**172.7**	153.0	415.5
Experian						
Experian North America	**348**	365	703	**90.7**	93.9	179.6
Experian International	**297**	273	583	**62.0**	51.8	102.6
	645	638	1,286	**152.7**	145.7	282.2
Burberry	**348**	321	676	**78.8**	66.9	141.2
Lewis Group	**86**	73	160	**24.8**	19.8	43.5
Property – discontinued operations	–	–	–	–	15.0	18.0
Central activities	–	5	6	**(10.8)**	(9.8)	(19.9)
Inter-divisional turnover (principally Experian)	**(5)**	(5)	(11)			
	3,749	3,736	7,548	**418.2**	390.6	880.5
Net interest				**(12.4)**	(36.2)	(53.9)
Profit before amortisation of goodwill, exceptional items and taxation				**405.8**	354.4	826.6
Amortisation of goodwill (Note 2)				**(98.8)**	(91.4)	(192.6)
Exceptional items (Note 5)				**16.4**	(15.6)	58.3
Profit before taxation				**323.4**	247.4	692.3

* The results of Homebase for the half years are in respect of the seven months to 30 September. The profit reported for Financial Services is after deducting funding costs.

Geographical analysis

for the six months ended 30 September 2004	Turnover by origin			Profit before taxation		
	Six months to		Year to	Six months to		Year to
	30.9.04	30.9.03 (Restated) (Note 1)	31.3.04	**30.9.04**	30.9.03	31.3.04
	£m	£m	£m	**£m**	£m	£m
United Kingdom & Ireland	**2,848**	2,842	5,741	**254.1**	229.4	553.7
Continental Europe	**321**	336	676	**33.3**	32.4	65.3
North America	**417**	434	859	**96.1**	98.5	198.1
Rest of World	**163**	124	272	**34.7**	30.3	63.4
	3,749	3,736	7,548	**418.2**	390.6	880.5
Net interest				**(12.4)**	(36.2)	(53.9)
Profit before amortisation of goodwill, exceptional items and taxation				**405.8**	354.4	826.6
Amortisation of goodwill (Note 2)				**(98.8)**	(91.4)	(192.6)
Exceptional items (Note 5)				**16.4**	(15.6)	58.3
Profit before taxation				**323.4**	247.4	692.3

Notes to the interim financial statements

for the six months ended 30 September 2004

1. Basis of preparation

The interim report comprises the unaudited results for the six months ended 30 September 2004 and 30 September 2003 and the audited results for the twelve months ended 31 March 2004. The financial information for the twelve months ended 31 March 2004, as adjusted for the change in accounting policy in respect of UITF 38 noted below, has been extracted from the Group's statutory financial statements for that year. The interim financial statements are unaudited and do not constitute statutory accounts but have been formally reviewed by the auditors and their report is set out on page 23.

In the financial statements for the year ended 31 March 2004, the Group revised its accounting policy on turnover in accordance with Application Note G – Revenue Recognition which amended Financial Reporting Standard 5 'Reporting the substance of transactions'. The Application Note only affected Argos Retail Group and comparative figures for the six months ended 30 September 2003 have now been restated with reported Group turnover for that period restated from £3,771m to £3,736m. There is no effect on profit before taxation as a corresponding adjustment has been made to cost of sales.

The provisions of UITF Abstract 38 'Accounting for ESOP trusts' have been adopted by the Group with effect from 1 April 2004. These supersede UITF Abstract 13 and require own shares held by the Company to be deducted in arriving at shareholders' funds. The effect of this change is to reduce the profit and loss account reserve and therefore net assets at 30 September 2004 by £78m. Comparative figures have been restated and the effect is to reduce the profit and loss account reserve and net assets by £54m at 30 September 2003 and by £36m at 31 March 2004, including movements arising in those periods of £10m and £8m respectively. As a consequence of the adoption of UITF 38, cash flows in respect of own shares are now all reported as financing cash flows and the comparative figures in the cash flow statement have been restated accordingly.

The provisions of the UITF 38 also amend the requirements of UITF 17 concerning the recognition of the cost of employee share incentive schemes. This amendment has no material effect on profit before taxation in either the current or prior periods.

2. Amortisation of goodwill	Six months to **30.9.04** **£m**	30.9.03 £m	Year to 31.3.04 £m
Amortisation of goodwill is analysed as follows:			
Argos Retail Group	**64**	63	127
Experian	**32**	24	59
Burberry	**3**	4	7
	99	91	193

3. Taxation

The effective rate of tax, before amortisation of goodwill, profit on the disposal of shares in Lewis Group Limited and Burberry and loss on sale of businesses, is based on the estimated tax charge for the full year at a rate of 24.4% (2004 full year: 23.4%).

4. Foreign currency	Average			Closing		
	Six months to **30.9.04**	30.9.03	Year to 31.3.04	**30.9.04**	30.9.03	31.3.04
The principal exchange rates used were as follows:						
US dollar	**1.81**	1.62	1.70	**1.80**	1.66	1.84
South African rand	**11.72**	12.16	12.05	**11.59**	11.59	11.55
Euro	**1.49**	1.43	1.44	**1.46**	1.43	1.50

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

5. Exceptional items	Six months to 30.9.04 £m	30.9.03 £m	Year to 31.3.04 £m
Exceptional items comprise:			
Continuing operations			
Profit on Initial Public Offering of Lewis Group	**26**	–	–
Charge in respect of employee share schemes in connection with the Initial Public Offering of Lewis Group*	**(6)**	–	–
	20	–	–
Disposal of shares in Burberry	**1**	–	157
Income in respect of employee share schemes in connection with the disposal of shares in Burberry*	**1**	–	2
	2	–	159
Loss on sale of other businesses	**(6)**	–	(53)
Restructuring costs incurred by Argos Retail Group following the disposal of home shopping and Reality businesses*	**–**	–	(7)
	(6)	–	(60)
Exceptional profit in respect of continuing operations	**16**	–	99
Discontinued operations			
Disposal of home shopping and Reality businesses:			
Realised loss on disposal	**–**	(226)	(246)
Less: utilisation of 2003 provision	**–**	210	210
	–	(16)	(36)
Disposal of interest in BL Universal PLC	**–**	–	(5)
Exceptional charge in respect of discontinued operations	**–**	(16)	(41)
Exceptional profit/(charge)	**16**	(16)	58

* Aggregated to a net exceptional charge of £5m (2004: £5m) within Trading profit.

The Initial Public Offering of 46% of the ordinary share capital of Lewis Group Limited, GUS' South African Retailing business, on the Johannesburg Stock Exchange (JSE) in South Africa was priced on 29 September 2004 and trading in the shares commenced on 4 October 2004. The associated exceptional profit comprises the excess of the flotation proceeds, less costs, over the related portion of net assets disposed of at 29 September 2004 and the cost of share schemes designed to secure the retention of key employees.

The income in respect of Burberry shares in the period arises from the exercise or lapse of awards under executive share schemes. The profit on disposal of shares, in the year ended 31 March 2004, related to the sale of 11.5% of the ordinary share capital of Burberry Group plc on 19 November 2003. This profit comprised the excess of sale proceeds, less costs, over the related portion of net assets disposed of at that date.

The loss on sale of other businesses in the period was principally in respect of the sales by Experian International of two small non-core businesses. The loss on sale of other businesses, in the year ended 31 March 2004, was principally in respect of the sale by Experian North America of its Outsourcing activities and included a charge of £24m in respect of goodwill previously written off to reserves.

Notes to the interim financial statements

for the six months ended 30 September 2004

6. Basic and diluted earnings per share	Six months to 30.9.04 pence	30.9.03 pence	Year to 31.3.04 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**28.9**	26.0	60.7
Effect of amortisation of goodwill	**(10.0)**	(9.1)	(19.1)
Effect of exceptional items	**1.6**	(1.6)	5.8
Basic earnings per share	**20.5**	15.3	47.4

The calculation of basic earnings per share is based on profit for the period divided by the weighted average number of Ordinary shares in issue during the period. Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group.

	Six months to 30.9.04 £m	30.9.03 £m	Year to 31.3.04 £m
Earnings before amortisation of goodwill and exceptional items	**289**	259	606
Effect of amortisation of goodwill	**(100)**	(91)	(191)
Effect of exceptional items	**16**	(16)	58
Profit for the period	**205**	152	473

	30.9.04 m	30.9.03 m	31.3.04 m
Weighted average number of Ordinary shares in issue during the period*	**1,001.1**	997.1	998.0
Dilutive effect of share incentive awards outstanding	**12.9**	8.9	9.1
Diluted weighted average number of Ordinary shares in issue during the period	**1,014.0**	1,006.0	1,007.1

* Excluding own shares held.

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes.

7. Dividend

The interim dividend will be paid on 4 February 2005 to shareholders on the Register at the close of business on 7 January 2005.

8. Directors' responsibilities

The maintenance and integrity of the GUS plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibilities for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Independent review report to GUS plc

Introduction

We have been instructed by GUS plc to review the financial information of GUS plc and its subsidiaries ('the Group'), which comprises the Group profit and loss account, the statement of Group total recognised gains and losses, the reconciliation of movement in Group shareholders' funds, the analysis of Group net borrowings, the Group balance sheet, the Group cash flow statement, the divisional analysis, the geographical analysis and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for GUS plc for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
Manchester

18 November 2004

Shareholder information

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone: 0870 600 3987). A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Electronic communications

Shareholders can arrange to receive future GUS annual and interim reports electronically and to submit voting instructions online at shareholder meetings by registering at www.shareview.co.uk/gusplc. The service is provided by Lloyds TSB Registrars and gives access to a comprehensive range of shareholder information, including dividend payment details.

GUS website

A full range of investor relations information on GUS is available at www.gusplc.com. This includes webcasts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Dividend Reinvestment Plan

The GUS Dividend Reinvestment Plan ('DRIP') enables shareholders to use their cash dividends to purchase GUS shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the interim dividend to be paid on 4 February 2005, should return a completed and signed DRIP mandate form to be received by the Registrar, by no later than 14 January 2005. For further details, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone: 0870 241 3018).

Share price information

The latest GUS share price is available on the GUS website (www.gusplc.com) and also on the Financial Times Cityline Service (telephone: 0906 843 2740 (calls charged at 60p per minute)).

Share dealing facility

Existing or potential investors can buy or sell GUS shares using a postal dealing service provided by Cazenove & Co., 20 Moorgate, London, EC2R 6DA (telephone: 020 7155 5155).

Financial calendar

Interim dividend record date	7 January 2005
Third quarter trading update	13 January 2005
Interim dividend to be paid	4 February 2005
Second half trading update	14 April 2005
Preliminary announcement of results for the year to 31 March 2005	25 May 2005
Annual General Meeting and first quarter trading update.	20 July 2005

Registered office

GUS plc, One Stanhope Gate, London W1K 1AF

Design and production by Accrue*

The paper used for this report uses ECF (Elemental Chlorine Free) pulps supplied by manufacturers with environment-friendly and sustainable reforestation policies. The report has been printed using soya-based inks and the printing process conforms to ISO 14001.

GUS

One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com

GUS

Argos Retail Group

489-499 Avebury Boulevard
Saxon Gate West
Central Milton Keynes MK9 2NW
United Kingdom
T +44 (0)1908 690333
F +44 (0)1908 692301

Experian North America

475 Anton Boulevard
Costa Mesa CA 92626
United States
T +1 714 830 7000
F +1 714 830 2449
www.experian.com

Experian International

Talbot House
Talbot Street
Nottingham NG80 1TH
United Kingdom
T +44 (0)115 941 0888
F +44 (0)115 934 4905
www.experian.com

Burberry

18-22 Haymarket
London SW1Y 4DQ
United Kingdom
T +44 (0)20 7968 0000
www.burberry.com

Lewis Group

Universal House
53A Victoria Road
Woodstock
7925
Cape Town
South Africa
T +27 21 460 4400
F +27 21 447 4691
www.lewisgroup.co.za


Argos

HOMEBASE experian BURBERRY Wehkamp


Wehkamp

GUS

Ref: PGC/bla1104

11 November 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

Block Listing Returns

I attach two Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. A copy of this letter (for information only) is also being sent to the Listing Applications department.

Yours faithfully



Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	193274

Please ensure the entries on this return are typed

1.	Name of company	GUS plc	
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 20 MAY 2004 RE 225,000 SHARES))	
3.	Period of return:	From 20.05.04	to 05.11.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	225,000 ORDINARY SHARES	
5.	Number of shares issued/allotted under scheme during period:	225,000 ORDINARY SHARES	
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES	
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993	

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,016,201,017 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	581282

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 1 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 01.07.04 to 05.11.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,016,201,017 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



82 5017


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2005
185
WASH, D.C. SECTION

18 November 2004

GUS plc
Interim Results for the Six Months
Ended 30 September 2004

Strong financial performance

- **15% increase in profit** before amortisation of goodwill, exceptional items and taxation to £406m (2003: £354m)
- **Profit before tax** increased to £323m (2003: £247m)
- **11% increase in basic earnings per share** before amortisation of goodwill and exceptional items to 28.9p (2003: 26.0p)
- **Basic earnings per share** 20.5p (2003: 15.3p)
- **13% increase in interim dividend** to 9.0p (2003: 8.0p)
- **10.4% post-tax return on capital** in the 12 months to 30 September 2004, showing continued improvement

Record profits again at Argos, Experian and Burberry

- **Argos Retail Group**: sales up 10% and profit up 13%
- **Experian**: sales up 15% and profit up 13% for continuing activities at constant exchange rates
- **Burberry**: sales up 14% and profit up 22% at constant exchange rates

Further initiatives to enhance shareholder value

- **Portfolio reshaping continues**: IPO of 46% stake in Lewis Group completed; further Experian infill acquisitions; Burberry share repurchase programme of about £250m
- **£67m of GUS £200m share buyback** programme completed

Sir Victor Blank, Chairman of GUS, commented:

"GUS has once again achieved record half-year profits. We have continued to invest across the Group to further enhance shareholder value. I would like to thank everybody at GUS for contributing to these excellent results."

John Peace, Group Chief Executive of GUS, commented:

"In the first half, we delivered double-digit sales and profit growth at constant exchange rates in each of our main businesses. While not underestimating the current challenges in some of our markets, we have clear strategies for growth in each of our businesses and are confident of the strength of their competitive positions."

Enquiries

GUS

John Peace	Group Chief Executive	020 7495 0070
David Tyler	Group Finance Director	
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger		020 7251 3801
Rollo Head		

There will be a presentation today at 9.30am to analysts and investors at the Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. The presentation can be viewed live on the GUS website at www.gusplc.com. The supporting slides and an indexed replay will also be available there later in the day.

There will be a conference call to discuss the results at 3.00pm today (UK time), with a recording available later on the website. All relevant GUS, Burberry and Lewis Group announcements are also available on www.gusplc.com.

GUS will issue its Third Quarter Trading Update on 13 January 2005. Its preliminary results for the year to 31 March 2005 will be announced on 25 May 2005.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

GROUP STRATEGY

In May 2004, the Board of GUS stated that it believed that there is further scope to increase shareholder value significantly. Considerable progress has been made during the first half of the year.

Delivered strong financial performance
GUS has grown profit before tax by 15% in the first half. Each of our three main businesses has again reported record operating profits and generated double-digit sales and profit growth at constant exchange rates. The interim dividend has been increased by 13%.

Continued to invest in three main businesses
GUS has continued to invest in its main activities through a combination of capital expenditure (£164m in the period), working capital (a £57m increase in the Financial Services loan book) and acquisition (£36m on buying complementary businesses for Experian).

Continued to transform the Group
The partial IPO of the Lewis Group took place in September 2004. GUS sold 46m shares (or 46% of the equity) for net proceeds of £105m. It will also transfer about three million shares to Lewis share incentive schemes. Although the transaction is modestly dilutive to earnings, the listing has enabled GUS to realise value, while at the same time enhancing the development opportunities for Lewis.

The share repurchase programme announced by Burberry will enable GUS to maintain its existing holding in Burberry while receiving about £165m in available cash. Burberry has announced a share repurchase programme of approximately £250m, following a review of its balance sheet strategy. This is expected to be completed by March 2006. GUS will retain its existing 66% stake in Burberry, but benefit from Burberry returning cash to its shareholders. To effect this transaction, for every share bought in the market from external shareholders, Burberry will purchase a proportionate number of shares directly from GUS at the same price. This mechanism is subject to approval at a Burberry EGM.

GUS has completed £67m of its share buyback programme of approximately £200m announced in May 2004 (7.8m shares at an average price of 850p). This is in addition to £191m of dividends paid to shareholders in the first half. GUS expects to complete the balance of the buyback as planned by the end of this financial year. The scope for subsequent buybacks will, as previously announced, be regularly reviewed.

Initiated strategic review process
GUS announced in May 2004 that its Board would actively review all strategic options over a two-year period in order to create further value for its shareholders. This process is on track and GUS will update shareholders in due course.

GROUP FINANCIAL HIGHLIGHTS

Sales from continuing operations up 8% to £3.7bn

An increase of 15% to £406m of profit before amortisation of goodwill, exceptional items and taxation. This is after an adverse foreign exchange movement of £14m.

An increase of 11% to 28.9p in earnings per share before amortisation of goodwill and exceptional items. Minority interests were £19m (2003: £10m), reflecting strong profit growth at Burberry and the sale of a further stake in that business in November 2003.

An effective tax rate of 24.4%, based on profit before amortisation of goodwill and before profits and losses on sale of businesses. This compares to 23.4% in the last financial year.

Net debt reduced to £1.3bn at 30 September 2004, down from £1.5bn a year ago, driven by strong operational cash flow and proceeds from disposals. The increase of £58m in net debt since 31 March 2004 reflects the share buyback undertaken in the period.

Interim dividend of 9.0p announced (2003: 8.0p).

10.4% post-tax return on capital for the 12 months to 30 September 2004, up from 9.4% for the previous 12 months.

6 months to 30 September	**Sales**		**Profit before taxation**	
	2004 £m	**2003 £m**	**2004 £m**	**2003 £m**
Argos Retail Group	2,675	2,435	172.7	153.0
Experian	645	638	152.7	145.7
Burberry	348	321	78.8	66.9
Other	81	73	14.0	10.0
Continuing operations	**3,749**	**3,467**	**418.2**	**375.6**
Discontinued operations	-	269	-	15.0
Total	**3,749**	**3,736**	**418.2**	**390.6**
Net interest			(12.4)	(36.2)
Profit before amortisation of goodwill, exceptional items and taxation			**405.8**	**354.4**
Amortisation of goodwill			(98.8)	(91.4)
Exceptional items			16.4	(15.6)
Profit before taxation			**323.4**	**247.4**
EPS before amortisation of goodwill and exceptional items			**28.9p**	**26.0p**
Basic EPS			**20.5p**	**15.3p**

The profit before taxation figure shown against each business above is operating profit, defined as profit before interest, taxation, exceptional items and goodwill amortisation. The same definition of operating profit is used in each table in this announcement.

2003 sales have been restated for FRS 5 Application Note G. Discontinued operations include sales from Home shopping and Reality and operating profit from Property. See Appendix for details.

ARGOS RETAIL GROUP (ARG)

Sales up 10% to £2.7bn and profit up 13% to £173m at ARG, the UK's largest general merchandise retailer

Argos again outperformed its market; 7% like-for-like sales growth

Homebase demonstrating benefits of repositioning; 4% like-for-like sales growth

ARG sourcing initiatives progressing well

Financial Services moved into profit; driving merchandise sales in Argos and Homebase

6 months to 30 September	Sales		Operating profit	
	2004 £m	2003 £m	2004 £m	2003 £m
Argos	1,552	1,377	85.7	73.9
Homebase	981	917	76.3	71.5
Financial Services	35	25	0.4	(3.3)
Wehkamp	107	116	10.3	10.9
Total	**2,675**	**2,435**	**172.7**	**153.0**
Operating margin			6.5%	6.3%

Notes (relevant to all ARG tables):
2003 sales and operating margin have been restated for FRS 5 Application Note G and exclude discontinued activities. Full details are given in the Appendix.
Homebase sales and operating profit are for the seven-month periods to 30 September.

ARG is focused principally on selling general merchandise in the UK. It has a multi-brand, multi-channel offer, supported where appropriate by a central infrastructure in areas such as sourcing and supplier management, multi-channel ordering and home delivery and financial services.

At the time of the Homebase acquisition in December 2002, ARG expected integration benefits of at least £20m per annum within three years. Incremental benefits have now been identified, principally driven by joint sourcing activities. Sourcing savings have come through in greater quantity and faster than envisaged at the time of acquisition. Total benefits from the integration are therefore now expected to be about £40m in the year to March 2006, broadly double the initial target. These savings will be largely re-invested in lower prices or re-invested in the business to support future growth.

Argos

6 months to 30 September	2004 £m	2003 £m	Growth
Sales	**1,552**	**1,377**	**13%**
Total growth	*13%*	*14%*	
Like-for-like growth	*7%*	*7%*	
Operating profit	**85.7**	**73.9**	**16%**
Operating margin	5.5%	5.4%	
At 30 September			
Number of stores	570	540	
Of which: Argos Extra stores	146	26	

In an increasingly competitive general merchandise market in the UK, Argos aims to win more customers and a greater share of their spend by offering the most compelling combination of choice, value and convenience.

Operational review

Argos again clearly outperformed its market. Sales grew by 13% year-on-year as Argos made strong market share gains in many product categories, especially consumer electronics, photography, white goods and leisure.

Argos Extra, which offers consumers even more choice, performed well in the first half. The Argos Extra range has 3,800 more lines than the main catalogue at 13,200. It is now available in 146 stores, of which 109 stock-in the additional lines. In the remaining 37 neighbourhood stores, customers can order the extended range for later collection.

Leisure, storage and lighting ranges sold particularly well in the first half. A high single-digit percentage sales uplift continued to be achieved during the period in the Argos Extra stocked-in stores. Sales performance is stronger in those conurbations, such as Bristol, which have several Extra stores. The progress of Argos Extra will continue to be evaluated through peak trading.

Argos continues to re-invest supply chain gains in further improving value for its customers. Prices on re-included lines in the Autumn/Winter 2004 catalogue are approximately 5% lower than last year, helped in part by the movement in the US dollar. Argos also continues to reduce prices during the life of the catalogue to improve its value proposition with customers. In the Spring/Summer 2004 catalogue, over 20% of sales were at promotional prices, broadly in line with the previous year.

Argos continues to win share driven by the convenience of its multi-channel offer. Argos offers customers the ability to order or reserve goods in store, by phone or on the Internet, for delivery to store or home. Further progress was made during the first half in improving convenience:

- Argos opened 14 stores in the first half, bringing the total to 570. A further 21 store openings are planned for the second half;
- Argos Direct, the delivery to home operation, grew sales by 30% and accounted for 24% of total sales in the first half. The third Argos Direct two-man delivery warehouse in Darlington is planned to be operational in time for the build-up to Christmas 2005;
- 5% of Argos' sales in the first half were ordered over the Internet for direct delivery to home. This increase of about 50% over the same period last year contributed to the growth in Argos Direct. In addition, 6% of total sales were reserved by customers, either by phone, Internet or text messaging, for later collection in-store; and
- Argos will have quick pay kiosks in over 300 stores by Christmas 2004. Kiosks process about 8% of sales where present, reducing queuing in-store for customers.

Financial review

Sales for the six months of £1,552m increased by 13%, of which 6% came from new stores that continue to perform ahead of expectations. Like-for-like sales growth was 7%.

Gross margin was in line with the previous year, with supply chain benefits continuing to fund lower prices. Operating profit grew by 16% and operating margin advanced by a further ten basis points to 5.5%, despite investment in the roll-out of Argos Extra and additional distribution capacity.

Homebase

7 months to 30 September	2004 £m	2003 £m	Growth
Sales	**981**	**917**	**7%**
Total growth[1]	*6%*	*4%*	
Like-for-like growth[1]	*4%*	*2%*	
Operating profit	**76.3**	**71.5**	**7%**
Operating margin	7.8%	7.8%	
At 30 September			
Number of stores	283	273	
Of which: number with mezzanine floor	88	52	

1 Total and like-for-like growth for H1 2004 excluded 29 February 2004.

Homebase continues to reposition itself as the UK's leading home enhancement retailer. The key strategic priorities remain unchanged, being to:
- improve the existing core business;
- enhance and extend its home furnishings offer; and
- deliver synergies by leveraging the scale and expertise of ARG.

During the period under review, Homebase has made further substantial progress in executing and delivering on this strategy.

Operational review

Homebase continues to improve the in-store experience for its customers. The actions initiated during the last year to improve customer service, stock availability and retailing basics have continued in the first half. The results are beginning to show through in positive feedback from customers.

Homebase has made good progress in range development and store layout, supporting the core DIY and decorating offer. Range developments have taken place on tiling, own brand paint and power tools, the latter being jointly sourced from the Far East with Argos. There has also been a successful new store design trial in Telford and Plymouth incorporating improved layout, range and navigation. This has included increased mezzanine space, allowing extensions to the core DIY and decorating product offer on the ground floor.

Homebase continues to see strong growth in home furnishings, especially kitchens and bathrooms. New product ranges are better displayed in the new store formats and customer service is being enhanced by, for example, the roll-out of CAD systems across the chain. Homebase is also benefiting from the infrastructure and expertise of ARG. For example, there has been an encouraging response to its trial of a furniture catalogue in 15 of its stores. This offers furniture from both the Argos and Homebase ranges and is delivered to home using the Argos Direct infrastructure.

Homebase continues to refine and roll out its mezzanine format. Homebase opened 21 mezzanines in the first half of the year, bringing the total to 88 and expects to open up to a further 25 in the second half. The latest enhanced mezzanine formats are trading well and delivering sales uplifts in excess of 15%.

Homebase continues with its store opening programme. Homebase opened five stores in the first half, bringing the total to 283, and expects to open a further four new stores in the second half. Plans are in place to accelerate the store opening programme to about 45 new stores in the three years 2006 to 2008. This will add about 12% to selling space by March 2008.

Combined sourcing improvements are ahead of plan and continue to fund re-investment in lower pricing where appropriate. Product sourcing between Argos and Homebase, using the ARG Far Eastern offices, has proved successful particularly in areas such as garden power, power tools and garden furniture. An accelerated pace of activity on joint programmes - including value chain improvement, reverse auctions and development of own-brand product - continues to drive down cost prices.

Financial review

Sales in the seven months to 30 September 2004 increased by 6%, 4% on a like-for-like basis (excluding 29 February 2004). The strong performances in kitchens, bathrooms and tiling continued, while there were good uplifts from new ranges in areas such as paints and power tools.

Gross margin was in line with previous year, as supply chain gains funded lower prices and increased seasonal promotions. Operating profit at £76.3m grew by 7% compared to the same period last year, with operating margin remaining level at 7.8%. Investment in marketing and mezzanines increased year-on-year.

ARG Financial Services (ARG FS)

6 months to 30 September	2004 £m	2003 £m
Sales	35	25
Profit before funding costs	9.0	1.6
Funding costs	(8.6)	(4.9)
Operating profit/(loss)	**0.4**	**(3.3)**
At 30 September		
Gross loan book	431	271
Number of active store card holders (000s)	839	660

ARG Financial Services works in conjunction with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales, while retaining the maximum possible profit from the transaction within ARG. It offers store cards (providing both revolving and promotional credit), personal loans and a range of insurance products.

ARG Financial Services increased its total loan book by over £50m in the first six months of the year and by £160m in the last 12 months. It now expects the growth in its loan book in the second half to be roughly in line with that in the first half.

ARG Financial Services continued to drive merchandise sales in both Argos and Homebase. The Argos store card maintained its momentum in the first half of the year, funding 10% of sales at Argos. Promotional credit, such as "buy now pay later", is being used to drive big ticket sales in Argos and Homebase and accounted for about two-thirds of the year-on-year increase in the combined store card loan book.

ARG Financial Services earned a small profit in the first half, after funding costs, as it entered its fourth year of operation. The loan book is funded on the GUS balance sheet, with an assumption of 10% equity and 90% debt. The funding cost of the debt (£8.6m in the period) is charged against ARG FS operating profit, with the Group interest charge being reduced by the same amount.

Wehkamp

6 months to 30 September	2004 £m	2003 £m	Growth at constant FX
Sales	**107**	**116**	**(5%)**
Operating profit	**10.3**	**10.9**	**(2%)**
Operating margin	9.6%	9.4%	

Sales and operating profit at Wehkamp, the leading home shopping brand in Holland, were 5% and 2% lower respectively in euros. This reflects the continued difficult economy and retail sector in Holland and the increased competition in the Dutch home shopping market.

The £/euro exchange rate moved during the period from an average of €1.43 in the six months to September 2003 to €1.49 in 2004. This reduced reported sales by £4m and operating profit by £0.4m.

EXPERIAN

Sales up 15% and profit up 13% for continuing activities at constant exchange rates

Fifth consecutive six-month period of double-digit sales and profit growth at constant exchange rates

Well-balanced business driving organic growth across products and regions

Complementary acquisitions continue in high growth areas, with returns in line or ahead of expectations

6 months to 30 September	**Sales**		**Operating profit**	
	2004 £m	**2003 £m**	**2004 £m**	**2003 £m**
Experian North America	348	339	90.7	94.1
Experian International	290	254	62.0	51.7
Total continuing activities	**638**	**593**	**152.7**	**145.8**
% growth at constant FX	*15%*	*14%*	*13%*	*29%*
Discontinued activities	7	45	-	(0.1)
Total reported	**645**	**638**	**152.7**	**145.7**
Operating margin - excluding FARES			21.1%	20.6%
- including FARES			23.9%	24.6%

Notes (relevant to all Experian tables):
Discontinued activities are North American lettershops, Italian call centres, French cheque printing, business process outsourcing in Holland and UK contact centres.
Operating margin is for continuing activities only. For FARES, the 20% owned real estate information associate, Experian reports its share of FARES' profits but not sales.
Additional information on Experian is given in the Appendix.

Experian is a global leader in providing information solutions to organisations and consumers. It helps organisations find, develop and manage profitable customer relationships by providing information, decision-making solutions and processing services. It has over 40,000 clients in more than 60 countries.

Experian has a clear strategy for growth against which further progress was made in the first half:

- build on core businesses;
- sell new value-added solutions; and
- grow by targeted acquisitions.

Experian has continued to build on its core business by winning major contracts across its broad base of activities, by product and region. In *Credit*, HBOS, the UK's largest mortgage and savings provider, has agreed a new contract with Experian worth in excess of £40m over five years. Experian will be HBOS' prime solutions provider for consumer and business credit referencing, scoring solutions, application processing, fraud prevention and marketing solutions. In *Marketing,* Experian has won a three-year contract worth more than $10m to provide a full range of solutions to one of the US' largest credit card issuers. In *Outsourcing*, Experian has extended its partnership with Banque de France with a multi-million euro contract for processing activities.

Experian continues to improve its ability to sell value-added solutions as well as data to its clients. For example, investment in the repositioning of North American Marketing is now delivering benefits. Following product innovation and acquisitions, Experian is now seeing greater success in selling to its clients analytical marketing solutions as well as information and in working across all channels (direct mail, email and mass media). This has contributed to over $40m of contract wins and renewals in the first half from marketing clients in sectors as diverse as financial services, travel, retail and charities.

Experian continues to drive growth through complementary acquisitions. In the first half, Experian spent a further £36m on acquisitions, including:

- five affiliate bureaux, to bolster North American Credit Information;
- Americas Software, to enhance its fraud prevention solutions in the area of anti-money laundering;
- AutoCount, to deepen services offered to automotive dealers in the US; and
- ISL, to strengthen Experian's offer in the UK insurance sector.

After the period end, Experian also purchased QAS, the leading supplier of address management software in the UK for a net cost of £90m and Simmons, a market research company in the US.

These acquisitions are all consistent with Experian's global strategy of acquiring complementary businesses that provide new products, new data or entry into new vertical or regional markets, while leveraging the core assets of Experian. The integration of recent acquisitions is proceeding well and all are performing in line with or ahead of expectations.

Experian North America

6 months to 30 September	2004 £m	2003 £m	Growth at constant FX
Sales			
- Continuing activities	**348**	**339**	**15%**
- Discontinued activities	-	26	n/a
- Total reported	**348**	**365**	**7%**
Operating profit			
- Direct business	72.6	70.2	16%
- FARES	18.1	23.9	(15%)
- Continuing activities	**90.7**	**94.1**	**8%**
- Discontinued activities	-	(0.2)	n/a
- Total reported	**90.7**	**93.9**	**8%**
Operating margin			
- excluding FARES	20.9%	20.7%	
- including FARES	26.1%	27.8%	

Experian North America has delivered another six months of good growth, demonstrating the benefits of its broad base of products and services. Credit is showing steady growth, despite rising interest rates; the growth rate in Marketing is accelerating, while the integration of recent acquisitions is helping to enhance prospects.

Operational review

Sales from continuing activities increased to $631m (£348m), up by 15% in dollars. Of this, 8% came from corporate acquisitions. The slowdown in the mortgage refinancing market reduced Experian North America's sales growth by 4% in the period.

Credit Information and Solutions together grew sales by 14%, 6% excluding corporate acquisitions. As well as strong growth in Consumer Direct, there were good performances in account management and retention tools and in value-added solutions, in areas such as on-line notification, fraud, scoring and analytics.

Consumer Direct sales grew by 27% in the first half. With over 2.0m subscribers to its credit monitoring services, Experian is the clear market leader in this fast expanding sector. Its growth has been driven by increased membership, higher renewals, more cross-selling of additional products and the introduction of monthly billing.

A further five affiliate bureaux were purchased during the first half, giving a total of 26 at a combined cost of $173m since the programme started in July 2002. Integration is progressing smoothly, with returns exceeding expectations.

Marketing Information and Solutions together grew sales by 19%, 11% excluding acquisitions. Information sales were strong in the first half, especially in the retail, financial and travel and entertainment markets. Marketing Solutions was impacted by low growth in the catalogue sector and the timing of certain large database contracts, but prospects remain good. Experian is seeing particularly strong growth in email solutions, following the acquisition of CheetahMail in March 2004, winning significant new business with clients such as LL Bean.

Of the 11% underlying growth in Marketing in the first half, 3% came from low margin contracts where Experian is still managing relationships for print and mail services with certain clients as part of wider marketing contracts.

Financial review
For continuing activities, sales in the first half were $631m and operating profit was $164m.

Operating profit from the direct business increased by 16% to $132m, reflecting strong sales growth in the period. Operating margin increased by a further 20 basis points, despite an adverse product mix and several million dollars of FACTA-related set-up costs.

Operating profit from the 20% holding in FARES, the real estate information associate, was $33m (2003: $39m). The slowdown in mortgage refinancing was partly offset by acquisitions, particularly of Transamerica's tax and flood services businesses acquired in September last year.

At £1=$1.81, the average rate for the US dollar was much weaker in the first half of this year than last year (£1=$1.62). This reduced reported sales by £42m and operating profit by £11.0m. In the six months to 31 March 2004, the average US dollar rate was $1.78.

FACT Act
The Fair and Accurate Credit Transactions Act (FACTA) was signed into law on 4 December 2003. This permanently extends the national standards for consumer credit reporting in the US, benefiting the financial services industry as a whole. Among other things, it requires national credit reporting agencies to provide consumers, on request via a centralised source, one free credit report annually. This free service will begin on 1 December 2004, with a nine-month roll-out beginning in the western states and moving east.

To recover the costs of complying with this legislation, Experian is, as previously announced, applying an 8% cost recovery charge to the total online credit services revenue for each Experian business client, subject to a minimum of eight cents per transaction. As planned, Experian has initiated this cost recovery from 1 October at a 50% discount to these rates. The full cost recovery programme will become effective on 1 January 2005.

Experian International

6 months to 30 September	2004 £m	2003 £m	Growth at constant FX
Sales			
- Continuing activities	**290**	**254**	**16%**
- Discontinued activities	7	19	n/a
- Total reported	**297**	**273**	**11%**
Operating profit			
- Continuing activities	**62.0**	**51.7**	**21%**
- Discontinued activities	-	0.1	n/a
- Total reported	**62.0**	**51.8**	**21%**
Operating margin	21.4%	20.4%	

Two additional Outsourcing activities (UK print and mail and French call centres) have recently been sold. These will be treated as discontinued activities from 1 October 2004. Combined sales were £7m in H1 2004 (H1 2003: £8m); combined operating profit was £1.4m (H1 2003: £0.5m). Full details are given in the Appendix.

Experian International, which accounts for 45% of Experian sales, had another excellent period, continuing its long record of double-digit sales and profit growth.

Operational review

Sales from continuing activities grew by 16% at constant exchange rates. Of this, 7% came from acquisitions, predominantly DMS Atos, which was acquired in September 2003.

Credit Information and Solutions together delivered 11% sales growth. There was continued strength in consumer information and value-added products in the UK, in the Southern European credit operations and in business information services in France.

Experian-Scorex grew strongly especially in the UK and Southern and Eastern Europe, led by sales of solutions for retail banking, application processing and customer management tools. Revenues are also building well in emerging markets such as Russia; while in Korea, following another significant win, Experian-Scorex is now working with four of the top five banks in this market. The sales pipeline for the recently-acquired Marketswitch business continues to grow rapidly in all markets. In the UK, Experian was the first credit bureau to launch a National Credit Score available directly to consumers. As previously announced, from the second quarter, one large card issuer moved its UK account processing in-house from Experian.

Marketing Information and Solutions sales increased by 7%, excluding acquisitions. This was driven by strong growth in the UK in business-to-business marketing, insurance and email marketing, and in direct marketing in Southern Europe. Experian has also strengthened its international presence in Marketing in the first half, with acquisitions in Ireland and in Business Strategies micro-marketing in Norway, Sweden, France and Hong Kong.

Following the disposal of all non-core businesses, Outsourcing is now better positioned to deliver growth. The business is focused on driving sales in France from debit card processing and business process outsourcing activities. For example, it has recently won a contract to process unemployment claims for Unedic, a French government department.

Financial review

For continuing activities at constant exchange rates, sales in the first half increased by 16% to £290m. Operating profit increased by 21% to £62m, giving an improved operating margin of 21.4%. This reflects the high level of sales growth, a better mix and tight cost control.

BURBERRY

GUS has a 66% stake in Burberry Group plc. The following summarises the latter's interim announcement released on 16 November 2004.

6 months to 30 September	2004 £m	2003 £m	Growth at constant FX
Sales	**348**	**321**	**14%**
Operating profit	**78.8**	**66.9**	**22%**
Operating margin	22.7%	20.8%	
At 30 September			
Number of retail locations	151	136	

Burberry delivered a strong performance in the first half, with good progress on strategic and operational priorities. The results reflect both the balance and diversity of Burberry's business across products, channels and regions.

Burberry enjoyed progress across all product categories led by Womenswear, which achieved 18% sales growth at constant exchange rates.

Growth was achieved across all distribution channels. *Retail* sales increased by 12% at constant currency, driven by newly opened stores with a marginal contribution from existing stores. Four stores were opened in the first half, selling space increased by approximately 10% year-on-year and several key stores underwent refurbishment. Burberry is on schedule to open a minimum of four stores in the second half, including Rome. *Wholesale* revenues increased by 13% at constant exchange rates. Mid-to-high single-digit wholesale sales growth is expected for the Spring/Summer 2005 season. *Licensing* revenue increased by 31% at constant exchange rates, reflecting partly the new fragrance licence, which delivers substantially enhanced royalty rates and increased marketing commitment by its partner.

Burberry achieved good results across all regions. Sales at constant currency grew by 15% in the US, 7% in Europe and 29% in Asia, the latter driven by strong demand from Chinese consumers, both within the country and in the region.

Financial performance in the first half was again strong. Sales increased by 14% at constant exchange rates. Gross margin expanded from 55.6% to 58.6%, primarily as a result of reduced end-of-season sale activity, sourcing gains and an increase in Licensing's share of the revenue mix. Operating profit grew 22% at constant exchange rates, with operating margin expanding 190 basis points to 22.7%.

The lock-up arrangement that GUS entered into when it sold Burberry shares last year expires today (18 November). GUS has no current intention to sell further Burberry shares following the expiry of this arrangement, apart from those sold under the Burberry share repurchase programme. It will continue to assess its holding as part of the strategic review process announced in May 2004.

LEWIS GROUP

GUS has a 54% stake in Lewis Group, following the partial IPO in September 2004. The following summarises the latter's interim announcement released on 16 November 2004.

6 months to 30 September	2004 £m	2003 £m	Growth at constant FX
Sales	**86**	**73**	**13%**
Operating profit	**24.8**	**19.8**	**20%**
Operating margin	28.7%	27.0%	
At 30 September			
Number of stores			
- Lewis	400	399	
- Best Electric	55	47	
- Lifestyle Living	17	-	

The above figures are prepared under UK GAAP, while the Lewis Group announcement has been prepared under South African GAAP.

Lewis Group, a leading retailer in southern Africa, sells furniture, household and electrical goods mainly on credit. In the first half, it continued to focus on its key strategic business initiatives of:

- increasing sales from existing stores and expanding the store base;
- driving operational efficiencies; and
- delivering on its customer-focused business model, which is based on convenience, choice, credit and loyalty.

Sales increased by 13% in rands in the first half. Merchandise sales grew by 16% (10% on a like-for-like basis). This was helped by the favourable economic environment, which increased the affordability of consumer goods, as well as the growth of the middle-income consumer group, Lewis' main target market. New merchandise ranges continued to be added in response to customers' demands and changing demographics. Insurance premiums and finance charges earned grew only marginally year-on-year. This was because a lower proportion of sales took place on credit during the period and interest rates decreased.

Operating profit increased by 20% in rands, with operating margin expanding by a further 170 basis points. This was driven mainly by further improvements in the quality of the debtors' book and tight control on costs.

The South African rand strengthened from an average rate of £1=R12.16 in the six months to September 2003 to an average of R11.72 in the first half of this year. This increased reported sales by £3m and operating profit by £0.9m in the period.

INTEREST COSTS
At £12m, interest costs were £24m lower than the first half last year. This principally reflects the proceeds from selling the Group's share of its property joint venture (£10m benefit), a further 11.5% stake in Burberry (£5m benefit) and the Home shopping businesses (£5m benefit) during the last financial year.

Interest expense in the second half may be modestly ahead of the first half, mainly because of increased interest rates and the potential cash outflow for share repurchases.

CASH FLOW AND NET DEBT
The Group's free cash flow during the first half was £218m, compared with £236m in the same period last year. Net cash outflow, after acquisitions and divestments, dividends and share repurchases was £76m in the first half. After the positive impact of exchange rates (£18m), net debt at 30 September 2004 increased by £58m to £1,258m, up from £1,200m at 31 March 2004. This increase reflects the £67m used to repurchase GUS shares.

The net proceeds from the partial IPO of the Lewis Group of £105m were received in early October.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
It will become mandatory for the consolidated financial statements of all European Union listed companies to be reported in accordance with International Financial Reporting Standards (IFRS) for periods commencing on or after 1 January 2005.

Work is well under way at GUS in preparing for the adoption of IFRS. The greatest impact on net assets and profit is likely to come from changes to the accounting treatment of goodwill amortisation and impairment, other intangibles, financial instruments, share-based remuneration, pension costs, tax and deferred tax.

The move to IFRS will not change how the Group is managed and will have no impact on cash flow. It will, however, be likely to lead to increased volatility in the profit and loss account and balance sheet, with the presentation of the financial statements also affected.

The results for the year to 31 March 2005 will be published on 25 May 2005 under UK GAAP. GUS then plans to publish a restatement of these results under IFRS shortly afterwards. The financial statements for the year to 31 March 2006 will be reported under IFRS, as will the interim results for the six months to 30 September 2005.

Appendix 1 - ARG restated sales

GUS adopted FRS 5 Application Note G (Revenue Recognition) for the first time in its results for the year to 31 March 2004. Sales for ARG have been restated for the six months to 30 September 2003. No other divisions required restatement. The adoption of FRS 5 has no impact on profit as a corresponding adjustment has been made to cost of sales.

The Home shopping and Reality businesses were sold in May 2003 and were classified as discontinued operations.

The table below show sales for the six months to 30 September 2003 reflecting the impact of FRS 5 and continuing and discontinued operations.

Sales

6 months to 30 September 2003 £m	**As reported**	**FRS 5 impact**	**Disposal impact**	**Restated**
Argos	1,390	(13)	-	1,377
Homebase	938	(21)	-	917
Financial Services	25	-	-	25
Wehkamp	117	(1)	-	116
Continuing operations	**2,470**	**(35)**	**-**	**2,435**
Discontinued operations	269	-	(269)	-
Total	**2,739**	**(35)**	**(269)**	**2,435**

Appendix 2 - Additional information on Experian

Reported sales for Experian North America

6 months to 30 September	2004 $m	2003 $m	Underlying growth[1]
Credit			
- Information	401	360	3%
- Solutions	62	48	23%
Total	463	408	6%
Marketing			
- Information	76	63	25%
- Solutions	92	77	1%
Total	168	140	11%
Continuing activities	**631**	**548**	**7%**
Discontinued activities	-	43	
Total sales	**631**	**591**	

1 Excluding corporate acquisitions.

Reported sales for Experian International

6 months to 30 September	2004 £m	2003 £m	Underlying growth[1]
Credit			
- Information	75	68	11%
- Solutions	95	85	12%
Total	170	153	11%
Marketing			
- Information	33	29	12%
- Solutions	17	17	(3%)[2]
Total	50	46	7%
Outsourcing	72	56	4%
Eliminations	(2)	(1)	
Continuing activities	**290**	**254**	**9%**
Discontinued activities[3]	7	19	
Reported sales	**297**	**273**	

1 Excluding acquisitions and at constant exchange rates.

2 As expected, the termination of one major contract reduced sales by £1.3m in H1 2004, equivalent to 8% growth in Marketing Solutions.

3 Two additional Outsourcing activities (UK print and mail and French call centres) have recently been sold. These will be treated as discontinued activities with effect from 1 October 2004. Combined sales were £7m in H1 2004 (2003: £8m).

Appendix 3 - Experian continuing activities

For the year to 31 March 2004, Experian was analysed between continuing and discontinued activities. Discontinued activities were North American lettershops, Italian call centre, cheque printing in France, business process outsourcing in Holland and UK contact centres. Closure costs relating to the UK contact centres were also separately identified.

Since the year-end, two small additional Outsourcing activities (UK print and mail and French call centres) have been sold. These will be treated as discontinued activities from 1 October 2004.

The table below shows the original and additional discontinued activities for all relevant periods. Future Trading Updates will report sales growth for continuing activities only.

Sales

£m	FY 2004			FY 2005
	First half	Second half	Full year	First half
International	254	296	550	290
Discontinued from 30 September 2004	(8)	(10)	(18)	(7)
International - continuing	246	286	532	283
North America	339	326	665	348
Total continuing activities	**585**	**612**	**1,197**	**631**
International	19	14	33	7
Discontinued from 30 September 2004	8	10	18	7
International - discontinued	27	24	51	14
North America	26	12	38	-
Total discontinued activities	**53**	**36**	**89**	**14**
Total reported	**638**	**648**	**1,286**	**645**

Operating profit

£m	FY 2004			FY 2005
	First half	Second half	Full year	First half
International	51.7	57.1	108.8	62.0
Discontinued from 30 September 2004	(0.5)	(1.0)	(1.5)	(1.4)
International - continuing	51.2	56.1	107.3	60.6
North America	94.1	87.1	181.2	90.7
Total continuing activities	**145.3**	**143.2**	**288.5**	**151.3**
International	0.1	1.5	1.6	-
Discontinued from 30 September 2004	0.5	1.0	1.5	1.4
International - discontinued	0.6	2.5	3.1	1.4
International - closure costs	-	(7.8)	(7.8)	-
North America	(0.2)	(1.4)	(1.6)	-
Total discontinued activities	**0.4**	**(6.7)**	**(6.3)**	**1.4**
Total reported	**145.7**	**136.5**	**282.2**	**152.7**

Group profit and loss account

for the six months ended 30 September 2004

	Six months to 30.9.04 Before Exceptional Items £m	Six months to 30.9.04 Exceptional Items (Note 5) £m	Six months to 30.9.04 Total £m	Six months to 30.9.03 (Restated) (Note 1) £m	Year to 31.3.04 £m
Turnover	**3,749**	**-**	**3,749**	3,736	7,548
Continuing operations	**3,749**	**-**	**3,749**	3,467	7,279
Discontinued operations	**-**	**-**	**-**	269	269
Cost of sales	**(2,094)**	**-**	**(2,094)**	(2,102)	(4,273)
Gross profit	**1,655**	**-**	**1,655**	1,634	3,275
Net operating expenses before goodwill charge	**(1,259)**	**(5)**	**(1,264)**	(1,285)	(2,463)
Goodwill charge	**(99)**	**-**	**(99)**	(91)	(193)
Net operating expenses	**(1,358)**	**(5)**	**(1,363)**	(1,376)	(2,656)
Operating profit - continuing operations	**297**	**(5)**	**292**	258	619
Share of operating profit of BL Universal PLC (joint venture) - discontinued operations	**-**	**-**	**-**	15	18
Share of operating profit of associated undertakings - continuing operations	**22**	**-**	**22**	26	46
Trading profit	**319**	**(5)**	**314**	299	683
Profit on disposal of shares in Burberry - continuing operations	**-**	**1**	**1**	-	157
Profit on Initial Public Offering of Lewis Group - continuing operations	**-**	**26**	**26**	-	-
Disposal of home shopping and Reality businesses - discontinued operations	**-**	**-**	**-**	(16)	(36)
Loss on sale of interest in BL Universal PLC - discontinued operations	**-**	**-**	**-**	-	(5)
Loss on sale of other businesses - continuing operations	**-**	**(6)**	**(6)**	-	(53)
Profit on ordinary activities before interest	**319**	**16**	**335**	283	746
Net interest	**(12)**	**-**	**(12)**	(36)	(54)
Profit on ordinary activities before taxation	**307**	**16**	**323**	247	692
Tax on profit on ordinary activities					
- UK			**(76)**	(62)	(140)
- Overseas			**(23)**	(23)	(52)
			(99)	(85)	(192)
Profit on ordinary activities after taxation			**224**	162	500
Equity minority interests			**(19)**	(10)	(27)
Profit for the period			**205**	152	473
Dividends			**(90)**	(80)	(271)
Retained profit for the period			**115**	72	202
Profit before amortisation of goodwill, exceptional items and taxation - £m			**406**	354	827
Earnings per share					
- Basic			**20.5p**	15.3p	47.4p
- Diluted			**20.2p**	15.2p	47.0p
Earnings per share before amortisation of goodwill and exceptional items					
- Basic			**28.9p**	26.0p	60.7p
- Diluted			**28.5p**	25.7p	60.1p
Dividend per share			**9.0p**	8.0p	27.0p

Statement of Group total recognised gains and losses

for the six months ended 30 September 2004

	Six months to 30.9.04 £m	Six months to 30.9.03 £m	Year to 31.3.04 £m
Profit for the period	**205**	152	473
Revaluation of properties	**-**	3	3
Currency translation differences	**4**	46	33
Total recognised gains and losses for the period	**209**	201	509

Reconciliation of movement in Group shareholders' funds

for the six months ended 30 September 2004

	Six months to 30.9.04 £m	Six months to 30.9.03 (Restated) (Note 1) £m	Year to 31.3.04 (Restated) (Note 1) £m
Profit for the period	**205**	152	473
Dividends - Interim	**(90)**	(80)	(80)
- Final	**-**	-	(191)
	115	72	202
Goodwill on disposals	**-**	11	35
Shares issued under option schemes	**28**	20	31
Shares cancelled on purchase	**(30)**	-	-
Shares purchased and held in treasury	**(48)**	(17)	(6)
Credit in respect of share incentive schemes	**6**	7	14
Revaluation of properties	**-**	3	3
Currency translation differences	**4**	46	33
	75	142	312
Opening shareholders' funds	**2,811**	2,543	2,543
	2,886	2,685	2,855
Prior year adjustment - UITF 38 (Note 1)	**-**	(44)	(44)
Closing shareholders' funds	**2,886**	2,641	2,811

Analysis of Group net borrowings

at 30 September 2004

	30.9.04 £m	30.9.03 (Restated) (Note 1) £m	31.3.04 £m
Cash and other liquid resources	**348**	327	460
Debt due within one year	**(284)**	(177)	(334)
Finance leases	**(9)**	(16)	(12)
Debt due after more than one year	**(1,313)**	(1,661)	(1,314)
Net borrowings at end of period	**(1,258)**	(1,527)	(1,200)

Group balance sheet

at 30 September 2004

		30.9.04	30.9.03 (Restated) (Note 1)	31.3.04 (Restated) (Note 1)
		£m	£m	£m
Fixed assets				
Intangible assets - goodwill		**2,284**	2,388	2,338
Intangible assets - other		**164**	174	159
Tangible assets		**1,077**	1,064	1,038
Investment in joint venture		**-**	192	-
Other investments		**119**	72	103
		3,644	3,890	3,638
Current assets				
Stocks		**950**	757	823
Debtors	- due within one year	**1,236**	1,083	1,088
	- due after more than one year	**529**	450	540
	- total	**1,765**	1,533	1,628
Investments		**32**	112	101
Cash at bank and in hand		**468**	365	524
		3,215	2,767	3,076
Creditors				
Amounts due within one year		**(2,205)**	(1,977)	(2,221)
Net current assets		**1,010**	790	855
Total assets less current liabilities		**4,654**	4,680	4,493
Creditors - amounts due after more than one year		**(1,418)**	(1,788)	(1,433)
Provisions for liabilities and charges		**(87)**	(147)	(89)
Net assets		**3,149**	2,745	2,971
Capital and reserves				
Called up share capital		**254**	253	254
Share premium account		**63**	25	35
Revaluation reserve		**40**	115	40
Profit and loss account		**2,529**	2,248	2,482
Shareholders' funds		**2,886**	2,641	2,811
Equity minority interests		**263**	104	160
Capital employed		**3,149**	2,745	2,971

Group cash flow statement

for the six months ended 30 September 2004

	Six months to 30.9.04	Six months to 30.9.03 (Restated) (Note 1)	Year to 31.3.04 (Restated) (Note 1)
	£m	£m	£m
Cash flow from operating activities			
Operating profit	**292**	258	619
Depreciation and amortisation charges	**233**	227	469
Credit in respect of share incentive schemes	**10**	7	15
Change in working capital	**(56)**	(52)	(376)
	479	440	727
Dividends received from associated undertakings	**14**	31	45
Returns on investments and servicing of finance	**(6)**	(17)	(48)
Taxation	**(119)**	(60)	(176)
Capital expenditure	**(164)**	(158)	(306)
Financial investment	**(14)**	29	50
Acquisition of subsidiaries	**(29)**	(49)	(132)
Disposal of subsidiaries and joint venture	**4**	445	779
Dividends paid	**(191)**	(164)	(244)
Cash (outflow)/inflow before management of liquid resources and financing	**(26)**	497	695
Management of liquid resources	**154**	60	5
Financing - issue of shares	**28**	20	31
- net purchase of own shares	**(78)**	(17)	(6)
- change in debt and lease financing	**(36)**	(449)	(534)
Increase in cash	**42**	111	191

Reconciliation of net cash flow to movement in net debt

Increase in cash	**42**	111	191
Cash outflow from movement in debt and lease financing	**36**	449	534
Cash inflow from movement in liquid resources	**(154)**	(60)	(5)
Movement in net debt resulting from cash flows	**(76)**	500	720
New finance leases	**-**	(3)	(2)
Investments transferred from current to fixed assets	**-**	-	(3)
Exchange movements	**18**	70	179
Movement in net debt	**(58)**	567	894
Net debt at beginning of period	**(1,200)**	(2,094)	(2,094)
Net debt at end of period	**(1,258)**	(1,527)	(1,200)

Divisional analysis

for the six months ended 30 September 2004

	Turnover			Profit before taxation		
	Six months to		Year to	Six months to		Year to
	30.9.04	30.9.03 (Restated) (Note 1)	31.3.04	**30.9.04**	30.9.03	31.3.04
	£m	£m	£m	**£m**	£m	£m
Argos Retail Group						
Continuing operations:						
Argos	**1,552**	1,377	3,384	**85.7**	73.9	297.4
Homebase*	**981**	917	1,483	**76.3**	71.5	102.2
Financial Services*	**35**	25	60	**0.4**	(3.3)	(5.5)
Wehkamp	**107**	116	235	**10.3**	10.9	21.4
	2,675	2,435	5,162	**172.7**	153.0	415.5
Discontinued operations	**-**	269	269	**-**	-	-
	2,675	2,704	5,431	**172.7**	153.0	415.5
Experian						
Experian North America	**348**	365	703	**90.7**	93.9	179.6
Experian International	**297**	273	583	**62.0**	51.8	102.6
	645	638	1,286	**152.7**	145.7	282.2
Burberry	**348**	321	676	**78.8**	66.9	141.2
Lewis Group	**86**	73	160	**24.8**	19.8	43.5
Property – discontinued operations	**-**	-	-	**-**	15.0	18.0
Central activities	**-**	5	6	**(10.8)**	(9.8)	(19.9)
Inter-divisional turnover (principally Experian)	**(5)**	(5)	(11)			
	3,749	3,736	7,548	**418.2**	390.6	880.5
Net interest				**(12.4)**	(36.2)	(53.9)
Profit before amortisation of goodwill, exceptional items and taxation				**405.8**	354.4	826.6
Amortisation of goodwill (Note 2)				**(98.8)**	(91.4)	(192.6)
Exceptional items (Note 5)				**16.4**	(15.6)	58.3
Profit before taxation				**323.4**	247.4	692.3

* The results of Homebase for the half years are in respect of the seven months to 30 September. The profit reported for Financial Services is after deducting funding costs.

Geographical analysis

for the six months ended 30 September 2004

	Turnover by origin			Profit before taxation		
	Six months to		Year to	Six months to		Year to
	30.9.04	30.9.03 (Restated) (Note 1)	31.3.04	**30.9.04**	30.9.03	31.3.04
	£m	£m	£m	**£m**	£m	£m
United Kingdom & Ireland	**2,848**	2,842	5,741	**254.1**	229.4	553.7
Continental Europe	**321**	336	676	**33.3**	32.4	65.3
North America	**417**	434	859	**96.1**	98.5	198.1
Rest of World	**163**	124	272	**34.7**	30.3	63.4
	3,749	3,736	7,548	**418.2**	390.6	880.5
Net interest				**(12.4)**	(36.2)	(53.9)
Profit before amortisation of goodwill, exceptional items and taxation				**405.8**	354.4	826.6
Amortisation of goodwill (Note 2)				**(98.8)**	(91.4)	(192.6)
Exceptional items (Note 5)				**16.4**	(15.6)	58.3
Profit before taxation				**323.4**	247.4	692.3

Notes to the interim financial statements

for the six months ended 30 September 2004

1. Basis of preparation

The interim report comprises the unaudited results for the six months ended 30 September 2004 and 30 September 2003 and the audited results for the twelve months ended 31 March 2004. The financial information for the twelve months ended 31 March 2004, as adjusted for the change in accounting policy in respect of UITF 38 noted below, has been extracted from the Group's statutory financial statements for that year. The interim financial statements are unaudited and do not constitute statutory accounts but have been formally reviewed by the auditors and their report is set out on page 32.

In the financial statements for the year ended 31 March 2004, the Group revised its accounting policy on turnover in accordance with Application Note G - Revenue Recognition which amended Financial Reporting Standard 5 'Reporting the substance of transactions'. The Application Note only affected Argos Retail Group and comparative figures for the six months ended 30 September 2003 have now been restated with reported Group turnover for that period restated from £3,771m to £3,736m. There is no effect on profit before taxation as a corresponding adjustment has been made to cost of sales.

The provisions of UITF Abstract 38 'Accounting for ESOP trusts' have been adopted by the Group with effect from 1 April 2004. These supersede UITF Abstract 13 and require own shares held by the Company to be deducted in arriving at shareholders' funds. The effect of this change is to reduce the profit and loss account reserve and therefore net assets at 30 September 2004 by £78m. Comparative figures have been restated and the effect is to reduce the profit and loss account reserve and net assets by £54m at 30 September 2003 and by £36m at 31 March 2004, including movements arising in those periods of £10m and £8m respectively. As a consequence of the adoption of UITF 38, cash flows in respect of own shares are now all reported as financing cash flows and the comparative figures in the cash flow statement have been restated accordingly.

The provisions of UITF 38 also amend the requirements of UITF 17 concerning the recognition of the cost of employee share incentive schemes. This amendment has no material effect on profit before taxation in either the current or prior periods.

	Six months to		Year to
	30.9.04	30.9.03	31.3.04
2. Amortisation of goodwill	**£m**	£m	£m
Amortisation of goodwill is analysed as follows:			
Argos Retail Group	**64**	63	127
Experian	**32**	24	59
Burberry	**3**	4	7
	99	91	193

3. Taxation

The effective rate of tax, before amortisation of goodwill, profit on the disposal of shares in Lewis Group Limited and Burberry and loss on sale of businesses, is based on the estimated tax charge for the full year at a rate of 24.4% (2004 full year: 23.4%).

	Average			Closing		
	Six months to		Year to			
4. Foreign currency	**30.9.04**	30.9.03	31.3.04	**30.9.04**	30.9.03	31.3.04
The principal exchange rates used were as follows:						
US dollar	**1.81**	1.62	1.70	**1.80**	1.66	1.84
South African rand	**11.72**	12.16	12.05	**11.59**	11.59	11.55
Euro	**1.49**	1.43	1.44	**1.46**	1.43	1.50

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

Notes to the interim financial statements (continued)

for the six months ended 30 September 2004

5. Exceptional items	Six months to 30.9.04 £m	Six months to 30.9.03 £m	Year to 31.3.04 £m
Exceptional items comprise:			
Continuing operations			
Profit on Initial Public Offering of Lewis Group	**26**	-	-
Charge in respect of employee share schemes in connection with the Initial Public Offering of Lewis Group*	**(6)**	-	-
	20	-	-
Disposal of shares in Burberry	**1**	-	157
Income in respect of employee share schemes in connection with the disposal of shares in Burberry*	**1**	-	2
	2	-	159
Loss on sale of other businesses	**(6)**	-	(53)
Restructuring costs incurred by Argos Retail Group following the disposal of home shopping and Reality businesses*	**-**	-	(7)
	(6)	-	(60)
Exceptional profit in respect of continuing operations	**16**	-	99
Discontinued operations			
Disposal of Home Shopping and Reality businesses:			
Realised loss on disposal	**-**	(226)	(246)
Less: utilisation of 2003 provision	**-**	210	210
	-	(16)	(36)
Disposal of interest in BL Universal PLC	**-**	-	(5)
Exceptional charge in respect of discontinued operations	**-**	(16)	(41)
Exceptional profit/(charge)	**16**	(16)	58

* Aggregated to a net exceptional charge of £5m (2004: £5m) within Trading profit.

The Initial Public Offering of 46% of the ordinary share capital of Lewis Group Limited, GUS' South African Retailing business, on the Johannesburg Stock Exchange (JSE) in South Africa was priced on 29 September 2004 and trading in the shares commenced on 4 October 2004. The associated exceptional profit comprises the excess of the flotation proceeds, less costs, over the related portion of net assets disposed of at 29 September 2004 and the cost of share schemes designed to secure the retention of key employees.

The income in respect of Burberry shares in the period arises from the exercise or lapse of awards under executive share schemes. The profit on disposal of shares, in the year ended 31 March 2004, related to the sale of 11.5% of the ordinary share capital of Burberry Group plc on 19 November 2003. This profit comprised the excess of sale proceeds, less costs, over the related portion of net assets disposed of at that date.

The loss on sale of other businesses in the period was principally in respect of the sales by Experian International of two small non-core businesses. The loss on sale of other businesses, in the year ended 31 March 2004, was principally in respect of the sale by Experian North America of its Outsourcing activities and included a charge of £24m in respect of goodwill previously written off to reserves.

Notes to the interim financial statements (continued)

for the six months ended 30 September 2004

6. Basic and diluted earnings per share	Six months to 30.9.04 pence	30.9.03 pence	Year to 31.3.04 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**28.9**	26.0	60.7
Effect of amortisation of goodwill	**(10.0)**	(9.1)	(19.1)
Effect of exceptional items	**1.6**	(1.6)	5.8
Basic earnings per share	**20.5**	15.3	47.4

The calculation of basic earnings per share is based on profit for the period divided by the weighted average number of Ordinary shares in issue during the period. Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group.

	Six months to 30.9.04 £m	30.9.03 £m	Year to 31.3.04 £m
Earnings before amortisation of goodwill and exceptional items	**289**	259	606
Effect of amortisation of goodwill	**(100)**	(91)	(191)
Effect of exceptional items	**16**	(16)	58
Profit for the period	**205**	152	473

	30.9.04 m	30.9.03 m	31.3.04 m
Weighted average number of Ordinary shares in issue during the period*	**1,001.1**	997.1	998.0
Dilutive effect of share incentive awards outstanding	**12.9**	8.9	9.1
Diluted weighted average number of Ordinary shares in issue during the period	**1,014.0**	1,006.0	1,007.1

* Excluding own shares held.

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes.

7. Dividend

The interim dividend will be paid on 4 February 2005 to shareholders on the Register at the close of business on 7 January 2005.

8. Directors' responsibilities

The maintenance and integrity of the GUS plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibilities for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Independent review report to GUS plc

Introduction

We have been instructed by GUS plc to review the financial information of GUS plc and its subsidiaries ('the Group'), which comprises the Group profit and loss account, the statement of Group total recognised gains and losses, the reconciliation of movement in Group shareholders' funds, the analysis of Group net borrowings, the Group balance sheet, the Group cash flow statement, the divisional analysis, the geographical analysis and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for GUS plc for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
Manchester

18 November 2004

our ref JSM/1000.557
your ref
ddi 020 7427 1361
e-mail jonathan.morris@blplaw.com

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

30 November 2004

By hand

Dear Sir/Madam

GUS plc (the Company)

In accordance with paragraph 9.31 of the FSA Listing Rules, we enclose on behalf of the Company:

1 2 x copies of a Circular to Shareholders dated 29 November 2004;

2 2 x Interim Report and Financial Statements for 6 months ended 30 September 2004; and

3 2 x copies of circular relating to online access to information on GUS shareholding.

Yours faithfully

Berwin Leighton Paisner

cc: Paul Cooper, GUS plc

mb\3091200.01

Exemption number 82-5017

RNS Number:4160F
GUS PLC
18 November 2004

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 2,000,000 ordinary shares at a price of 871.1626 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 6,330,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,009,895,987.

Ref: PGC/1104DAT

19 November 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr G Bentley – Company Secretary
SECURITY NUMBER:	938476
DATE AND TIME FOR RELEASE:	7.30am – Monday 22 November 2004
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc received notification on 19 November 2004 that David Tyler, a director of the Company, exercised options in respect of 189,474 Ordinary shares in the Company on that day. The options comprised:

- Options in respect of 37,918 shares granted on 9 December 1998 at a price of 580.2p per share;
- Options in respect of 37,308 shares granted on 23 June 1999 at a price of 690.2p per share;
- Options in respect of 114,248 shares granted on 11 June 2001 at a price of 612.7p per share.

Following this exercise, Mr Tyler sold the 189,474 shares on 19 November at a price of 869.9826p per share.

Exemption number 82-5017
REG-GUS PLC Transaction in Own Shares Released: 22/11/2004

RNS Number:5155F
GUS PLC
22 November 2004

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 750,000 ordinary shares at a price of 866.8396 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 7,080,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,009,163,401.

GUS

Ref: PGC/bla1104

25 November 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

Block Listing Returns

I attach two Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. A copy of this letter (for information only) is also being sent to the Listing Applications department.

Yours faithfully



Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No:	598037

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 21 MAY 2004 RE 225,000 SHARES))
3.	Period of return:	From 20.05.04 to 19.11.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	225,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	42,652 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	182,348 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,016,243,401 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 757623

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 24 MAY 2004 RE 225,000 SHARES))
3.	Period of return:	From 24.05.04 to 23.11.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	225,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	225,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,016,243,401 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: 

Exemption number 82-5017

REG-Burberry Group PLC Circ re. Repurchase of Shares Released: 26/11/2004

RNS Number:7309F
Burberry Group PLC
26 November 2004

Burberry Group plc Share Repurchase Programme

Burberry Group plc announced on 16th November 2004 its intention to submit to shareholders for approval at an extraordinary general meeting a proposal to enter into an agreement with GUS plc in order to repurchase ordinary shares from GUS plc alongside any on-market repurchases to be made pursuant to the general authority granted at the annual general meeting in July 2004.

A circular dated 26th November, 2004 has now been posted to shareholders in relation to this Share Repurchase Programme and copies of that circular have been lodged with the United Kingdom Listing Authority (UKLA) to be made available for public inspection at the Document Viewing Facility of the UKLA at Financial Services Authority, 25 The North Colonnade, London E14 5HS.

The extraordinary general meeting of shareholders to consider the Share Repurchase Programme has been convened for Monday 20th December, 2004.

Exemption number 82-5017

RNS Number:7300F
GUS PLC
29 November 2004

GUS plc

Board Appointment

GUS plc, the retail and business services group, is pleased to announce that John Coombe, currently Chief Financial Officer and director of GlaxoSmithKline plc, will join its Board as a non-executive director on 1 April 2005.

Sir Victor Blank, Chairman of GUS, commented:

"I am very pleased to welcome John to GUS. He has wide ranging experience of successful growth on an international scale which, when combined with his knowledge of business and regulatory issues, makes him a very well-suited addition to our Board."

John Coombe said:

"GUS has made great progress over recent years and I believe the outlook for its businesses is very exciting. I am delighted to be joining the Board."

John Coombe is a member of the Supervisory Board of Siemens AG.

In accordance with the Listing Rules, GUS confirms that there are no matters relating to John Coombe that would require disclosure under paragraph 6.F.2 (b) to (g).

Notes to Editors:

John Coombe, 59, joined Glaxo in 1986 as Group Financial Controller and was appointed Finance Director in 1992. He continued as Finance Director of Glaxo through its transformational mergers with Wellcome and Smithkline Beecham. He assumed the role of Chief Financial Officer for GlaxoSmithKline ("GSK") in December 2000. John will retire from GSK on 31 March 2005.

Prior to joining Glaxo, John was Finance Manager at Charter Consolidated from 1984-1986 and Treasurer at Charterhouse from 1973-1984.

John is a former Chairman of the Hundred Group of Finance Directors and was a member of the Accounting Standards Board for seven years. He is currently on the Code Committee of the Takeover Panel and is a Trustee of the Royal Academy of Arts.

82 5017

our ref JSM/1000.557
your ref
ddi 020 7427 1361
e-mail jonathan.morris@blplaw.com

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

30 November 2004


SEC MAIL PROCESSING
RECEIVED
JAN 03 2005
WASH, D.C. 185 SECTION

By hand

Dear Sir/Madam

GUS plc (the Company)

In accordance with paragraph 9.31 of the FSA Listing Rules, we enclose on behalf of the Company:

1 2 x copies of a Circular to Shareholders dated 29 November 2004;

2 2 x Interim Report and Financial Statements for 6 months ended 30 September 2004; and

3 2 x copies of circular relating to online access to information on GUS shareholding.

Yours faithfully

Berwin Leighton Paisner

cc: Paul Cooper, GUS plc

mb\3091200.01

29 November 2004

GUS

GUS plc
One Stanhope Gate
London W1K 1AF

Dear Shareholder

Summary Financial Statement and Corporate Responsibility Report

For the past three years, GUS has provided a Summary Financial Statement (SFS) as an alternative to our full Annual Report. In future, for as long as you are a shareholder, you will automatically receive an SFS each year instead of the full Annual Report, unless you exercise your right to request a copy of the latest full Annual Report (see below).

The SFS will contain summaries of the Group profit and loss account, Group balance sheet, directors' report and directors' remuneration report, which is information required by law. It will also contain the chairman's statement, the chief executive's review and a summary of the Group cash flow statement. In addition, the SFS will include a statement by the auditors confirming whether the SFS is consistent with the full Annual Report for the year in question, whether it complies with Section 251 of the Companies Act 1985 and the other relevant regulations, and whether the auditors' report on the financial statements was qualified.

The SFS will not contain sufficient information to allow as full an understanding of the results and state of affairs of the Company or Group as will be provided by the full Annual Report. If at any time you require this more detailed information, we will be pleased to send you, upon request, a copy of the latest full Annual Report, free of charge.

If you wish to receive the full Annual Report of GUS for 2005 and each subsequent year, please follow the instructions on the reply-paid card below. You can also use this card to request future editions of our Corporate Responsibility Report. The card must be returned to Lloyds TSB Registrars by no later than 31 March 2005.

Yours sincerely



Gordon Bentley
Company Secretary

Registered in England No. 146575 Registered Office: One Stanhope Gate, London W1K 1AF

Please tear along perforation

GUS

Shareholder Reference Number:

Please sign and date, ticking the boxes as appropriate:

☐ **Full Annual Report**
I wish to receive the full Annual Report of GUS plc, instead of a Summary Financial Statement, for 2005 and each subsequent year.

☐ **Corporate Responsibility Report**
I wish to receive future editions of the GUS Corporate Responsibility Report.

Signature ____________________

Date ____________________

This card must be returned to Lloyds TSB Registrars by no later than 31 March 2005.

RESPONSE LICENCE No.
SEA8882

2







Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6SQ

29 November 2004


GUS

GUS plc
One Stanhope Gate
London W1K 1AF

Register now for online access to information on your GUS shareholding

As a GUS shareholder, you can register for Shareview, an online information service operated by our registrars, Lloyds TSB Registrars.

- Shareview enables you to check your shareholding in GUS and other UK companies at any time of the day or night.
- You can arrange to receive our annual and interim reports electronically, and submit your voting instructions online at future shareholder meetings.
- The service is free and provides access to a range of shareholder information, including dividend payment details.
- Shareview explains how to change your address details, transfer shares or replace a lost certificate.
- Through Shareview, you can set up your own personal portfolio to help organise your investments electronically.

How to register

To register, simply log on to www.shareview.co.uk/gusplc and complete the simple on-screen registration process. This will include entering your surname, postcode, email address and shareholder account number, which is printed above.

You will receive through the post a personal access number that will enable you to take full advantage of the information services provided through Shareview.

If you have any queries about Shareview or your shareholding, please call the GUS Registrars Helpline on +44 (0) 870 600 3987.

Ref: PGC/bla1204

7 December 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Block Listing Returns

I attach two Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. I am also attaching a further copy of a letter sent on 25 November, as this does not appear to have been the subject of an RNS announcement as yet. Perhaps you could check and advise me of the reason for this in due course.

A copy of this letter (for information only) is also being sent to the Listing Applications department.

Yours faithfully



Paul Cooper

Assistant Company Secretary

Encs

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No:	349010

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (NORTH AMERICA QUALIFIED EMPLOYEE STOCK PURCHASE PLAN (LISTING ON 4 DECEMBER 2003 RE 261,011 SHARES))
3.	Period of return:	From 05.06.04 to 04.12.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	112,780 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	793 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	111,987 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,016,504,920 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No:	302254

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (NORTH AMERICA QUALIFIED EMPLOYEE STOCK PURCHASE PLAN (LISTING ON 5 DECEMBER 2003 RE 261,096 SHARES))
3.	Period of return:	From 06.06.04 to 05.12.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	261,096 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	261,096 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,016,504,920 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: 

GUS

Ref: PGC/bla1104

25 November 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

Block Listing Returns

I attach two Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. A copy of this letter (for information only) is also being sent to the Listing Applications department.

Yours faithfully



Paul Cooper

Assistant Company Secretary

Encs

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No:	598037

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 21 MAY 2004 RE 225,000 SHARES))
3.	Period of return:	From 20.05.04 to 19.11.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	225,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	42,652 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	182,348 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,016,243,401 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 757623

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 24 MAY 2004 RE 225,000 SHARES))
3.	Period of return:	From 24.05.04 to 23.11.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	225,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	225,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,016,243,401 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: 

Exemption number 82-5017

RNS Number:3520G
GUS PLC

13 December 2004

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 230,000 ordinary shares at a price of 882.7391 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 7,510,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,016,626,590.

Exemption number 82-5017

GUS PLC

14 December 2004

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 250,000 ordinary shares at a price of 895.1 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 7,760,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,008,868,426.

Exemption number 82-5017

15 December 2004

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 250,000 ordinary shares at a price of 894.5 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 8,010,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,008,643,287.

Ref: PGC/1204Bond

20 December 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP


SEC MAIL PROCESSING
RECEIVED
JAN 03 2005
WASH, D.C. 185 SECTION

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr G Bentley - Company Secretary
SECURITY NUMBER:	474648
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT
GUS plc : PURCHASE OF OWN SECURITIES

GUS plc today announces that it has purchased, in a series of transactions, EUR 32,000,000 nominal amount of its 4.125% bonds due 12 July 2007, representing 5.3% of the original issue. These bonds will be cancelled. Following this purchase EUR 568,000,000 nominal amount of these bonds remains in issue.

Ref: PGC/201204L&G

20 December 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr G Bentley - Company Secretary
SECURITY NUMBER:	742863
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc ("GUS") has today received a further notification from Legal & General Investment Management Limited ("LGIML") advising that LGIML now holds 40,434,931 ordinary shares in GUS (representing 4.00% of the issued ordinary share capital of GUS). The notification was issued pursuant to Sections 198 to 202 of the Companies Act 1985 and was dated 17 December 2004.

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF